





06014755

82-34890

Esprit Energy Group

Suite 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1
TEL 403-213-3700 FAX 403-213-3710 WEB www.eee.ca

SUPPL

United States Securities & Exchange Commission
·hington, D.C.

5, 2006

BEST AVAILABLE COPY

. File Number 82-34890

JUN 26 2006

.. S rs:

-nclose information required of us by Rule 12g3-2(b) which Includes:

	Document Type
2006	News release – English
, 2006	Report of voting results
v 9 2006	Form 52-109F2 – Certification of Interim Filings – CEO
9 2006	Form 52-109F2 – Certification of Interim Filings – CFO
9 2006	MD&A – English
9 2006	Interim financial statements - English
v 9 2006	Other

sign where indicated on the enclosed copy of this letter to indicate your receipt of ocuments and return it to us using the enclosed self-addressed envelope.

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PROCESSED
JUN 3 0 2006 E
THOMSON
FINANCIAL

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Exemption Number
82-34890

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim and Interim Filings*) of Esprit Energy Trust (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006

(signed) *"Stephen B. Soules"*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

Exemption Number
82-34890

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Stephen J. Savidant, President and Chief Executive Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim and Interim Filings*) of Esprit Energy Trust (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006

(signed) *"Stephen J. Savidant"*
Stephen J. Savidant
President and Chief Executive Officer

ESPRIT ENERGY TRUST

Exemption Number
82-34890

Annual Meeting of Unitholders of Esprit Energy Trust (the "Issuer")

May 11, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General Business	Outcome of Vote
1. The election of the following nominees as trustees of the Issuer for the ensuing year or until their successors are elected or appointed (a) D. Michael G. Stewart (b) Donald R. Gardner (c) John E. Panneton (d) Eric L. Schwitzer (e) W. Mark Schweitzer (f) Douglas W. Palmer (g) Paul B. Myers (h) Stephen B. Soules	Carried
2. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	Carried

Exemption Number
82-34890


ESPRIT
ENERGY TRUST

Esprit Energy Trust Announces Its June and July Distributions.

CALGARY, May 11/CNW/ - Esprit Energy Trust ("Esprit" or the "Trust"), today announced its distributions for June and July.

The June distribution will be $0.15 per trust unit and will be paid to unitholders of record on June 30, 2006. The distribution will be paid on July 17, 2006. The ex-distribution date will be June 28, 2006.

Esprit also announced that the July distribution will be $0.15 per trust unit and will be paid to unitholders of record on July 31, 2006. The distribution will be paid on August 15, 2006. The ex-distribution date will be July 27, 2006.

These distributions of $0.15 per trust unit per month are unchanged from previous months and mark the tenth consecutive distribution at this rate. In October 2005, Esprit increased its distributions $0.01 per unit from its previous level of $0.14 per trust unit per month. Based on Esprit's closing price on May 10, 2006 and an annualized distribution of $0.15 per trust unit per month, this represents a cash-on-cash yield of approximately 14 percent.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Cash-on-cash yield is a non-GAAP measure and may not be comparable with calculations made by other entities. It is calculated by dividing the annualized current distribution paid per trust unit by the unit price. Cash-on-cash yield is commonly used in the energy trust sector to measure a unitholder's potential return on investment.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news

release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

For further information please visit our web site at www.eee.ca or contact:

Lisa Ciulka
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713
lciulka@eee.ca

Exemption Number
82-34890



For the three months ended March 31, 2006

Esprit Energy Trust ("Esprit" or the "Trust"), today announced its first quarter financial and operating results for the three months ended March 31, 2006.

"We were pleased with our performance in the first quarter of 2006," said Stephen Savidant, Esprit's President and Chief Executive Officer. "At Esprit, our top priority for 2006 is to execute our business plan well and achieve solid results in line with our previously announced guidance. The first quarter of the year was a good step along this path and followed on from our successful fourth quarter last year."

HIGHLIGHTS

- Production averaged 17,439 barrels of oil equivalent ("boe") per day for the first quarter of 2006. This was a 61 percent increase from the first quarter of 2005. Production was down only marginally from the fourth quarter of 2005, despite a high level of initial flush production in the previous quarter and the disposition of the Trust's Ante Creek properties early in the quarter.
- Cash flow for the quarter was $46 million or $0.69 per unit ($0.63 per unit diluted), more than double the cash flow generated in the same quarter of 2005. The increased cash flow was a result of higher production levels and strong commodity prices in 2006.
- Commodity prices remained high compared to historical averages for the first quarter of 2006 but softened somewhat from the levels experienced in the previous quarter. Esprit's average sales price after hedging and transportation costs was $55.81 per boe, an increase of 28 percent over the same quarter last year and a decrease of 13 percent from the previous quarter.
- Operating netbacks reflected the strong prices in the quarter and were positively impacted by improved operating costs in the quarter. Operating netback for the quarter was $33.19 per boe, an increase of 30 percent from the first quarter of 2005 and a decrease of 13 percent from the previous quarter.
- Exploration and development capital expenditures during the quarter totaled $15 million. In addition, Esprit received $16 million from its Ante Creek disposition. Including the disposition, Esprit's capital expenditures in the first quarter amounted to a net receipt of $0.4 million which was used to reduce debt.
- During the quarter, Esprit continued to pay consistent distributions of $0.15 per unit per month to its unitholders. This represented a payout ratio of 65 percent of cash flow from operations.
- Production at Esprit's key area of Greater Olds increased five percent in the first quarter compared to the first quarter last year and four percent compared to the previous quarter.
- Esprit announced during the quarter that Stephen Savidant, the Trust's President and Chief Executive Officer, would retire effective May 11, 2006 at the annual meeting. Esprit's current Executive Vice President and Chief Operating Officer, Paul Myers, will replace Mr. Savidant effective May 11, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of April 27, 2006.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust for the year ended December 31, 2005. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl: 6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to average sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following are descriptions of non-GAAP measures used in this MD&A:

1)"Cash flow" equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

2)"Net debt" equals bank loans and convertible debentures plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

3)"Net debt to cash flow ratio" equals the net debt (as defined above) divided by cash flow (as defined above). Net debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

4)"Operating netback" equals total revenue per boe less royalties per boe and operating costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.

5)"Payout ratio" equals total distributions as a percentage of cash flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.

6)"Finding and development costs" equals exploration and development capital plus the change in future development costs divided by reserve additions (including reserve revisions). Finding and development costs are used by management as a measure of the cost effectiveness of the Trust.

7)"Finding, development and acquisition costs" equals all capital (including acquisitions) divided by reserve additions (including acquisitions and reserve revisions). Finding, development and acquisition costs are used by management as a measure of the cost effectiveness of the Trust.

This MD&A contains forward-looking or outlook information with respect to the Trust. Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. Forward-looking statements include, but are not limited to: Esprit's guidance, production performance, finding and operating costs, drilling program completion and results and other statements containing the words "expects", "believes", "will", "should" or similar such language. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly,

readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

VISION, CORE BUSINESS AND STRATEGY

Esprit is an oil and gas income trust with high quality assets located in Alberta and Saskatchewan. Our solid base of natural gas weighted reserves is complemented by experienced and talented teams of professionals who are focused on creating value for our unitholders.

Esprit is based on a sustainable business model. We maintain our financial strength by keeping debt levels manageable and strive to pay reliable and stable distributions to our unitholders.

We have capital efficient plans to develop our existing assets and to maximize their value. Our operations have been organized around five key operating areas, each with a team dedicated to executing its operating and capital plans and accountable for its results. Our long-life reserves and inventory of organic opportunities are expected to maintain production levels until at least early 2007.

We continually work to grow and enhance our existing asset base with value-adding strategic acquisitions. Opportunities are screened, analyzed and must meet both strategic and financial benchmarks before being pursued.

At Esprit, we are committed to a high level of integrity. We have great respect for the environment we operate in, the people in whose communities we operate, our employees and other service providers and all the stakeholders who invest in our Trust. We strive to continually provide transparent, open and timely information about our business.

NET EARNINGS AND CASH FLOW

			Three Months Ended			
		Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per unit amounts)		**2006**	2005	2005	2005	2005
Net earnings		**19,592**	11,029	25,052	22,465	15,906
Net earnings per unit	– basic	**0.30**	0.27	0.38	0.35	0.28
	– diluted	**0.29**	0.27	0.37	0.34	0.27
Cash flow		**45,933**	22,456	56,149	45,143	30,504
Cash flow per unit	– basic	**0.69**	0.56	0.86	0.70	0.54
	– diluted	**0.63**	0.53	0.78	0.64	0.52
Basic weighted average units		**66,388**	40,178	65,521	64,533	56,802
Diluted weighted average units		**74,824**	42,312	74,117	71,914	58,961
Cash distributions per unit		**0.45**	0.42	0.42	0.42	0.42

Our cash flow for the first quarter of 2006 was $45.9 million, more than double the cash flow we generated in the same period last year. The increased cash flow was largely a result of increased production levels and higher commodity prices. These were partly offset by higher costs for royalties, operating, general and administrative and interest costs.


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QI 05
Price
Volumes
Royalties
Operating Costs
G&A
Interest
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Other Income
QI 06

BRIDGE ANALYSIS OF CASH FLOW ($ MILLIONS)

Our net earnings for the first quarter of 2006 were $19.6 million, a 78 percent increase on the first quarter of 2005. In addition to the items that affected our cash flow, earnings were impacted by increased depletion, depreciation and amortization costs.

More information on the items affecting cash flow and earnings is provided in the detailed discussion below.

OIL AND NATURAL GAS REVENUE

				Three Months Ended	
	Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per unit amounts)	**2006**	2005	2005	2005	2005
Oil and gas revenue	**87,600**	42,638	104,783	83,031	57,382
Production Volumes					
Natural gas (mcf/d)	**77,116**	54,963	79,494	79,056	65,709
Natural gas liquids (bbl/d)	**1,768**	1,310	1,725	1,424	1,357
Oil (bbl/d)	**2,818**	394	2,840	2,159	1,216
Total (boe/d)	**17,439**	10,864	17,814	16,759	13,525
Sales Prices					
Natural gas ($/mcf)	**9.38**	7.12	10.87	8.50	7.46
Natural gas liquids ($/bbl)	**65.17**	55.09	70.84	63.94	58.43
Crude oil ($/bbl)	**47.84**	26.43	53.76	64.60	50.07

Our oil and natural gas revenue for the first quarter was $87.6 million, an increase of 105 percent from the same quarter last year. This increase was driven through a combination of higher production volumes and increased commodity prices. Higher commodity prices contributed $22.7 million of the increased revenue in the first quarter. The remaining $22.2 million of increased revenue was due to higher production volumes, with 64 percent of this coming from higher natural gas volumes in the quarter.

PRODUCTION

				Three Months Ended	
	Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
	2006	2005	2005	2005	2005
Natural gas (mcf/d)	**77,116**	54,963	79,494	79,056	65,709
Natural gas liquids (bbl/d)	**1,768**	1,310	1,725	1,424	1,357
Oil (bbl/d)	**2,818**	394	2,840	2,159	1,216
Total (boe/d)	**17,439**	10,864	17,814	16,759	13,525
Natural gas	**74%**	84%	74%	79%	81%
Natural gas liquids	**10%**	12%	10%	8%	10%
Oil	**16%**	4%	16%	13%	9%
Total	**100%**	100%	100%	100%	100%

We reported strong production volumes in the first quarter of 2006, with volumes averaging 17,439 boe per day for the quarter. This was an increase of 61 percent from the same quarter last year. During 2005, Esprit completed three strategic acquisitions adding to our production base and also to our inventory of drilling opportunities.

Although we remain natural gas focused, our first quarter production included a higher proportion of oil volumes than the same quarter last year. This is a result of increased oil production from our Saskatchewan and Berry areas. We have identified additional opportunities in these areas for our 2006 capital program and expect this trend of more oil-weighted production to continue. For 2006 as a whole, we expect our production to be approximately 70 percent weighted to natural gas, down from 78 percent in 2005. Oil production volumes are expected to make up 19 percent of the production in 2006 compared to 11 percent in 2005.

In the first quarter of 2006, natural gas liquids made up 10 percent of our production. This was down from 12 percent for the same quarter last year and is a result of lower natural gas liquids volumes associated with the properties acquired last year. For the full year of 2006, we expect our natural gas weighting to be approximately eight percent compared to 10 percent in 2005.

We reported a very successful drilling program in our fourth quarter of 2005. This success brought on high levels of initial production at the end of 2005, which tends to decline at a faster rate than production that has been established for a longer period of time. Despite this initial production and the disposition of our Ante Creek assets in early 2006, which amounted to a net disposition of approximately 250 boe per day, our production in the first quarter was down only two percent from the previous quarter.

Other income in the quarter amounted to $0.9 million and consists of adjustments relating to the acquisition of Markedon and Monroe in the third quarter of 2005.

PRODUCTION BY KEY OPERATING AREA

				Three Months Ended	
(boe/day)	**Mar 31 2006**	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Greater Olds	**7,983**	7,620	7,688	7,392	6,377
Southern Alberta	**3,373**	–	3,393	3,253	2,110
Peace River Arch	**682**	–	703	652	469
Saskatchewan	**952**	310	760	601	371
Central Alberta	**4,430**	2,874	4,789	4,800	3,991
Other	**19**	60	481	61	207
Total	**17,439**	10,864	17,814	16,759	13,525

The acquisitions in 2005 created new key operating areas in the Peace River Arch and Southern Alberta and added to our existing assets in Saskatchewan and Central Alberta. The addition of these assets is reflected in the increased production in these areas when compared to the same period last year. Production was also increased through our successful drilling program in the fourth quarter, most notably in our Greater Olds, Southern Alberta and Saskatchewan areas.

Production in the first quarter of 2006 was stable in most areas compared to the previous quarter. The higher volumes at Greater Olds reflect a full quarter of production from the successful horizontal well we drilled into the Upper Crossfield late in 2005. This well came on stream with initial production of approximately eight million cubic feet equivalent ("mmcfe") per day and is currently producing approximately 4.3 mmcfe per day. A decrease in production levels from initial "flush" rates is usual and was anticipated. This well continues to be a very strong producer, current production is more than double the historical average of other Crossfield wells.

In Saskatchewan, all five wells drilled in December of 2005 were on stream and production from these wells contributed to the increased volumes in the area. The lower volumes reported in Central Alberta are largely due to the disposition of our Ante Creek assets in early 2006.

Our first quarter production of 17,439 boe per day was in line with our expectations. We believe that we are on track with our plan for 2006 and are comfortable that we can meet our previously announced production guidance of 16,750 to 17,350 boe per day for the full year.

PRICES AND PRODUCT MARKETING

AVERAGE SELLING PRICE[1]

				Three Months Ended	
	Mar 31 2006	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Natural gas ($/mcf)	**9.38**	7.12	10.87	8.50	7.46
Natural gas liquids ($/bbl)	**65.17**	55.09	70.84	63.94	58.43
Crude oil ($/bbl)	**47.84**	26.43	53.76	64.60	50.07
Total ($/boe)	**55.81**	43.61	63.93	53.85	46.62

(1) Price is after transportation costs and hedging.

AVERAGE BENCHMARK PRICING

				Three Months Ended	
	Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
	2006	2005	2005	2005	2005
Alberta Reference Price[1] (C$/GJ)	**7.88**	6.09	10.91	7.93	6.55
AECO (30 day) natural gas (C$/GJ)	**8.79**	6.34	11.08	7.75	6.99
NYMEX natural gas (US$/mmbtu)	**9.08**	6.32	12.85	8.25	6.80
WTI crude oil (US$/bbl)	**63.48**	49.85	60.02	63.19	53.17
US$/CDN$ exchange rate	**1.15**	1.23	1.17	1.20	1.24

(1) Alberta Reference Price for first quarter 2006 is the expected price, as March actual prices are not available at time of release.

Natural gas prices remained strong compared to historical averages during the first quarter of 2006. We received an average price for our natural gas in the quarter of $9.38 per mcf ($8.54 per gigajoule ("GJ")) after hedging and transportation costs, an increase of 32 percent over the same quarter last year. Our price in the quarter represents a $0.66 per GJ or $0.73 per mcf, improvement over the expected Alberta Reference Price in the first quarter of $7.88 per GJ. The Alberta Reference Price is the average plant gate price received by all Alberta gas producers for their product and is published by the Department of Energy of the Province of Alberta.

Natural gas prices strengthened during 2005 as a result of strong oil prices and supply disruptions caused by an active hurricane season. Natural gas prices were at strong levels in the fourth quarter of 2005 and although prices have since declined from these levels; they still remain high compared to historical prices. The natural gas prices we received in the first quarter decreased 14 percent from the fourth quarter of 2005, reflecting high storage levels caused by a warmer than usual winter.

During the first quarter of the year, we sold our natural gas liquids for an average price of $65.17 per barrel. This was an increase of 18 percent on the same quarter last year and a decrease of eight percent from the previous quarter. Prices for natural gas liquids have been impacted by the movement of oil prices over these periods.

Our average oil price in the first quarter of 2006 was $47.84 per bbl, an increase of 81 percent from the same period last year and a decrease of 11 percent from the high levels in the previous quarter. Although oil prices have dropped somewhat from the levels recorded towards the end of the year, they remain high compared to historical averages. Widening heavy oil differentials in the first quarter of 2006 have also had an impact on our average selling price. Approximately 25 percent of our oil production is heavy. Oil prices continue to be affected by geo-political events and tightening supply and demand fundamentals.

Cash flow is directly impacted by the volatility of commodity prices. As part of our risk management policy, we enter into commodity price derivative contracts to limit our downside price exposure. For the first quarter of the year, our hedging activities increased our oil and gas revenue by $1.8 million or $1.12 per boe. This was made up of a gain of $1.9 million ($0.27 per mcf) for natural gas and a loss of $0.1 million ($0.07 per boe) for oil.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. We use commodity price hedges to limit the volatility in our cash flow and, in turn, provide stability to our distributions. We have a written policy delegating limited authorities to management to manage commodity price risk. The Board of Trustees regularly meets with Esprit's management to review our hedging strategy and the hedges in place. In the case of a material acquisition, we may use hedges on a larger portion of the acquired production to lock in the transaction economics.

For the rest of the year, we have approximately 19 percent of our estimated annual natural gas production and 20 percent of our estimated oil production hedged using fixed price contracts. We also have nine percent of our natural gas volumes protected by costless collars which provide downside price protection but also remove the benefit of prices above a specified level.

If all of Esprit's commodity price risk management contracts were closed out on March 31, 2006, the gain resulting from the settlement would have been approximately $4.4 million, made up of a gain of $9.6 million on the natural gas contracts and a loss of $5.2 million on the oil contracts. At April 27, 2006 the gain that would have resulted from closing all of our contracts was $5.4 million, made up of a gain of $11.4 million from natural gas and a loss of $6.0 million from oil.

NETBACK SUMMARY

Operating netbacks increased by 30 percent in the first quarter of the year compared to the same quarter last year. Our higher netbacks reflect the higher sales prices we received for our production offset partly by higher royalty, operating and general and administrative costs.

				Three Months Ended	
	Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
($/boe)	**2006**	2005	2005	2005	2005
Price[1]	**55.81**	43.61	63.93	53.85	46.62
Royalties	**(13.76)**	(10.42)	(16.93)	(11.37)	(9.90)
Operating costs	**(8.86)**	(7.58)	(9.05)	(9.40)	(8.46)
Operating netback	**33.19**	25.61	37.95	33.08	28.26
General and Administrative costs	**(1.93)**	(1.61)	(1.47)	(1.37)	(1.59)
Netback	**31.26**	24.00	36.48	31.71	26.67

(1) Price is after transportation costs and hedging.

ROYALTIES

				Three Months Ended	
	Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
	2006	2005	2005	2005	2005
Total royalties (net of ARTC)($ thousands)	**21,594**	10,190	27,739	17,534	12,182
As a % of oil and gas revenue	**25**	24	26	21	21
Per boe	**13.76**	10.42	16.93	11.37	9.90

For the first quarter of 2006, our royalty costs were $21.6 million or $13.76 per boe compared to $10.2 million or $10.42 per boe. Royalty costs are directly impacted by changes in commodity prices. Our per unit royalty costs increased compared to the same quarter last year largely because of higher commodity prices. Total costs also increased because of higher production volumes in the first quarter of 2006. Royalties, as a percentage of oil and gas revenue, increased slightly to 25 percent over the period and are expected to remain at that level for the remainder of the year.

OPERATING COSTS

				Three Months Ended	
	Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
	2006	2005	2005	2005	2005
Operating expenses ($ thousands)	**13,907**	7,412	14,838	14,488	10,412
Per boe	**8.86**	7.58	9.05	9.40	8.46

Operating costs for the first quarter of the year were $13.9 million or $8.86 per boe up from $7.4 million or $7.58 per boe in the same period last year. Over the past year, costs in the oil and gas sector have increased significantly. Higher energy prices have increased the range of economic opportunities and resulted in much higher levels of overall industry activity. This in turn, has created significant increases in the industry's cost base. The increase in our operating costs this quarter, compared to the same period last year, reflects this higher cost structure.

The past three quarters have shown a downward trend in our per unit operating costs. Industry wide there is continuing cost escalation and we do not believe that our trend of lowering operating costs will continue throughout 2006. We are experiencing significant upward pressure in our operating costs and are currently preparing a detailed analysis of these costs. We anticipate that our full year operating costs may be higher than our current full year 2006 guidance of $8.50 per boe and expect to provide updated guidance with our second quarter results.

DEPLETION, DEPRECIATION & AMORTIZATION

				Three Months Ended	
	Mar 31 2006	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Depletion, depreciation and amortization ($ thousands)	**25,173**	10,186	26,270	22,506	15,821
Per boe	**16.04**	10.42	16.03	14.60	12.85

For the first quarter of 2006, our Depletion, Depreciation and Amortization (DD&A) costs were $25.2 million or $16.04 per boe compared to $10.2 million or $10.42 per boe in the same quarter last year. The calculation of these costs is impacted by a number of factors; one significant factor is the cost of adding reserves to our asset base. Based on our capital program for 2006, we do not expect our full year DD&A rate to change significantly from its current level.

GENERAL AND ADMINISTRATIVE

				Three Months Ended	
	Mar 31 2006	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
General and administrative costs ($ thousands)	**3,037**	1,573	2,414	2,109	1,957
Per boe	**1.93**	1.61	1.47	1.37	1.59

General and administrative costs for the first quarter were $3.0 million or $1.93 per boe compared to $1.6 million or $1.61 per boe in the same period last year. A large part of this increase is due to rising industry compensation costs and an increased staff level.

The increased resources were included in our plan and the costs in the quarter of $1.93 per boe were in line with our forecasts. We expect general and administrative expenses to average approximately $1.85 per boe for the full year in 2006. The first quarter included several budgeted but unusual items such as recruitment costs and retention bonuses, paid to maintain Esprit's competitiveness in a very tight employment market.

INTEREST AND FINANCING CHARGES

				Three Months Ended	
($ thousands)	**Mar 31 2006**	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Interest on Bank Loans	**1,865**	884	1,618	1,294	1,124
Interest on Debentures	**1,536**	–	1,589	1,138	–
Amortization of Debenture issue costs	**189**	–	347	174	–
Accretion of Debentures[1]	**98**	–	100	71	–
Total interest and financing charges	**3,688**	884	3,655	2,677	1,124

(1) In accordance with generally accepted accounting principles, the fair value to the conversion feature of the Debentures is classified as equity and the remainder is classified as debt. Over the term of the Debentures, the debt portion will accrete up to the principal balance at maturity with the charge going to interest and financing expenses.

In the first quarter of the year our interest expense was $3.7 million, up $2.8 million from the same quarter last year. In the third quarter of 2005, we issued $100 million of 6.5 percent convertible unsecured subordinated debentures. A large portion of the increase in total interest and financing charges was due to the interest, accretion and amortization of financing charges on these debentures. The increase in interest on bank loans was a result of higher average bank debt compared to the same period in 2005 and a higher average interest rate. The increase in our average bank debt is mostly due to the debt we assumed with the acquisition of Resolute Energy Inc. in the second quarter of 2005. The average annual interest rate on the utilized portion of the credit facility was 4.5 percent in the first quarter of 2006 compared to 3.5 percent in the same period last year.

INCOME TAXES

We did not pay any current income taxes in the first quarter of 2006, with the exception of Federal large corporations tax and Saskatchewan capital tax. The large corporations tax and Saskatchewan capital tax have increased from $0.1 million in the first quarter of the prior year to $0.3 million this quarter; reflecting the increase in taxable capital as a result of acquisitions.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust and ultimately paid to the unitholders in the form of distributions. This mechanism transfers the majority of the income and tax liability to the unitholders. It is therefore expected that we will not incur any cash income taxes in the medium-term under current commodity prices.

CAPITAL EXPENDITURES

				Three Months Ended	
	Mar 31	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands)	**2006**	2005	2005	2005	2005
Drilling and completions	**7,117**	5,955	16,714	17,808	8,180
Plant and facilities	**5,214**	3,450	6,469	5,369	8,081
Land and lease	**1,795**	375	1,043	1,253	1,234
Capitalized G&A	**1,302**	674	1,035	904	839
Exploration and development expenditures	**15,428**	10,454	25,261	25,334	18,334
Acquisitions & dispositions	**(16,000)**	30	181	99,745	6,971
Office and computer assets	**162**	82	145	150	246
Total capital expenditures	**(410)**	10,565	25,587	125,229	25,551

For the first quarter, our capital program was primarily focused on tying in the remainder of the wells from our fourth quarter 2005 drilling program, along with some re-completions, optimization and minor drilling. Our drilling program got off to a slower start than we had anticipated mainly due to the lack of drilling rigs available. Given the higher than expected production additions associated with our successful fourth quarter, we were less concerned about this delay. By the end of the first quarter, we had contracted several drilling rigs and had begun drilling wells at three of our key operating areas, which we anticipate will set us up for second quarter activity levels.

During the quarter, we spent approximately $15 million of exploration and development capital which was focused mainly in our Olds and Berry areas.

Including the proceeds from our Ante Creek disposition, our capital expenditures in the first quarter amounted to a net receipt of $0.4 million. The previously announced disposition of our Ante Creek assets in Central Alberta closed early in the first quarter of 2006. From this transaction, we received $16 million in cash and an interest in producing properties at Manyberries and a small interest in a unit at Three Hills.

At Olds, we started our shallow drilling program in the first quarter of the year. We drilled the first of a nine well program; a successful well into the Viking formation. Drilling was completed in March and production from this well is expected to be tied-in early in the second quarter. We were encouraged by the test results from this well and we began drilling a follow-up Viking well in the first quarter.

Following our success in the fourth quarter of 2005, we have identified a number of additional Crossfield locations at our Olds unit. These include a combination of re-entries into existing well bores and new drilling locations. We are currently working through the regulatory approvals for these locations, a process that can take six to eight months due to the sour content of the gas. We expect to drill at least two of these wells in the fourth quarter of this year and subject to regulatory approval and the anticipated success of these wells, have a continuous drilling program planned for these new locations throughout 2007.

In Southern Alberta, during the first quarter of the year we tied in the remaining 21 of the successful shallow wells drilled in the previous quarter. We plan to drill 21 wells this year in this area, following on from our success in 2005. A large portion of this program is expected to be drilled in the second quarter of the year. At our Berry property, we have contracted a drilling rig and expect to begin drilling the first of our five planned directional wells in the Richdale Banff oil pool in the second quarter. We expect to have this program complete within the next six months.

In addition, we have identified up-hole, shallow gas re-completion opportunities at our Winnifred and Berry properties in Southern Alberta. A 10 well re-completion pilot program is underway and, depending on the outcome of this pilot, we expect to expand this program to the remainder of our wells in the area. Esprit has more than 175 wells that are potential candidates for this program.

In our Peace River Arch area, we completed a well with initial gross production of three mmcf per day. Esprit has a working interest of approximately 33 percent in this well. Our other activities in the area included two reactivations, two re-completions and optimization work. Results from these activities were positive. We began drilling a well at our Beaverlodge property late in the quarter and have identified several multi-zone locations and additional re-completion opportunities for the remainder of the year in this area.

In Saskatchewan, all five wells drilled in the previous quarter were on stream and contributed to the area's production volumes. We also began drilling the first of two wells that represent the initial phase of a five well down-spacing program. The full program is expected to be drilled throughout 2006.

Optimization activity continued in our Central Alberta area. At Esprit, we are focused on optimizing our base production as well as adding incremental production. We are undertaking a thorough review of our properties in Central Alberta and have identified several opportunities with optimization potential. This review process is also being conducted at our other properties.

We are confident that we can complete our planned 2006 drilling program during the remaining three quarters of the year and do not believe the delays experienced in the first quarter will affect our ability to meet our full year production guidance for 2006. We continue to forecast capital expenditures, before acquisitions and dispositions of $63 million for 2006.

LIQUIDITY AND CAPITAL RESOURCES

($ thousands, except ratios)

				Three Months Ended	
As at	**Mar 31 2006**	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Bank loan	**135,231**	93,166	144,239	148,691	133,814
Working capital deficiency	**13,318**	14,940	20,785	16,470	18,299
Net debt (excluding debentures)	**148,549**	108,106	165,024	165,161	152,113
Convertible debentures	**93,964**	–	93,866	97,254	–
Total net debt	**242,513**	108,106	258,890	262,415	152,113
Bank loans to cash flow ratio	**0.7**	1.0	0.6	0.8	1.1
Net debt (excluding debentures) to cash flow ratio	**0.8**	1.2	0.7	0.9	1.2
Total net debt to cash flow ratio	**1.3**	1.2	1.2	1.5	1.2
Outstanding units	**66,416**	40,289	66,358	64,573	64,523

On July 28, 2005, we issued $100 million of 6.5 percent convertible unsecured subordinated debentures and received $96.0 million, net of issuance costs. These Debentures pay interest semi-annually. They are convertible at the option of the holder at any time and convert into fully paid Trust units at $13.85 per trust unit. The Debentures mature on December 31, 2010. The net proceeds were used to fund the acquisitions of Markedon Energy Ltd. and Monroe Energy Inc.

The Debentures have been classified as debt net of the fair value of the conversion feature which has been classified as part of unitholders' equity. The issue costs have been recorded as a deferred asset and will be amortized over the term of the Debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion, amortization of issue costs and the interest payable are expensed within interest and financing charges on the consolidated statements of earnings.

Esprit's liquidity and capital requirements are met through operating cash flow and existing credit facilities. During the first quarter of the year, our cash flow exceeded our distributions and capital expenditures. This surplus cash was applied against our debt, resulting in a 10 percent reduction in our net debt level from year end 2005. At March 31, 2006, our net debt, excluding Debentures, was $148.5 million and was made up of $135.2 million outstanding on our senior credit facility and a working capital deficiency of $13.3 million. This reflects a 0.8 times net debt (excluding Debentures)

to cash flow ratio based on first quarter annualized cash flow. Total net debt was $242.5 million and, in addition to the bank loan and working capital, includes $94.0 million of Debentures. This represents a 1.3 times total net debt to cash flow ratio, based on first quarter annualized cash flow.

Our credit facility is subject to an annual review by the lenders by May 31, 2006 and we anticipate that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in our oil and natural gas reserves could result in the loan facility being decreased or not being renewed. Were the loan facility not renewed or significantly decreased, our ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on our cash flow, distributions and capital program. The credit facility, together with cash flow, is expected to be sufficient to meet Esprit's near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices and/or a significant reduction in our oil and gas reserves could impact our access to bank credit facilities and our ability to fund operations and maintain distributions.

We do not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

Esprit's Trust units trade on the Toronto Stock Exchange under the symbol EEE.UN. At April 27, 2006, we had 66,415,910 Trust units and 430,243 exchangeable shares outstanding. 527,099 units are issuable upon conversion of the exchangeable shares using the exchange ratio at April 17, 2006. During the first quarter of 2006, a total of 36,675 exchangeable shares have been exchanged for Trust units.

During the first three months of 2006, the Trust units traded in the range of $10.87 to $13.67 with an average daily trading volume of approximately 352,000 units.

Esprit has a Performance Unit Incentive Plan that was created at the time we reorganized into a trust. Under the Performance Unit Incentive Plan, the trustees may grant up to five percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 3.3 million performance units issuable under the Performance Unit Incentive Plan. The majority of these performance units vest over a period of three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on our performance relative to our peers and other performance criteria. The Trust granted 515,716 performance units (net of cancelled and exercised performance units) during the first three months of 2006. We have recorded compensation expense and contributed surplus of $0.4 million in the first quarter of 2006 based on the estimated fair value of the outstanding performance units on the date of grant.

CASH DISTRIBUTIONS

In the first quarter, we continued to pay distributions of $0.15 per unit per month. We paid out a total of 65 percent of the cash flow generated in the period. The remaining cash flow was applied against debt.

Our capital program is financed from the residual cash flow and additional draw-downs on the bank facility if required. The key drivers of our cash flow, as is generally the case with other energy trusts, are commodity prices and production. Since Esprit's production is heavily weighted to natural gas (74 percent in the quarter), natural gas prices have a significant effect on our cash flow. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, we may decrease distributions, increase debt or decrease the capital program. We regularly review our distribution policy in the context of the current commodity price environment and production levels.

At Esprit, we pay distributions monthly, to unitholders of record on the last business day of the month. Distributions are paid on the 15th of the following month or the following business day where the 15th falls on a weekend. The Board of Trustees determines the amount of the distribution after considering factors such as the commodity price environment, production levels and the amount of capital expenditures to be funded from cash flow.

We expect that approximately 20 percent of the 2006 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the Trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is calculated annually based on current and accumulated earnings in accordance with U.S. tax law. In 2005, 65.28 percent of the 2005 distributions were dividends that were "Qualifying Dividends". The remaining 34.72 percent was a tax-deferred reduction to the cost of the units for tax purposes.

OUTLOOK

Although commodity prices remained high in the first quarter of the year compared to historical averages, they did soften somewhat from the levels experienced in the fourth quarter of 2005. A warmer than usual winter which resulted in high levels of natural gas storage impacted natural gas prices during the quarter. Prices at AECO reflected these conditions contracting 21 percent during the quarter.

Natural gas prices in the coming months will be dependent on air conditioning demands, hurricane activity and the geo-political impact on energy commodity markets. We anticipate the softness in natural gas prices we have experienced in the first quarter to continue for another few months and then to rebound as we move toward the heating season once again. As we have done in the past, we expect to continue our commodity price risk management policy, looking for opportunities to optimize our sales prices and to limit the volatility in our cash flow.

Given these expectations for commodity prices and our ongoing hedging program we are comfortable with our ability to maintain our current distribution level.

We remain confident that we can meet our production guidance for 2006 and are committed to executing our business plan.

2006 Guidance	
Production	16,750 to 17,350 boe per day
Operating costs[1]	$8.50 per boe
General and administrative costs	$1.85 per boe
Capital expenditures	$63 million

[1] Operating costs are currently under review; please refer to comments elsewhere in this report.

We have demonstrated solid performance over the past two quarters. Our asset base is providing us with a growing number of opportunities and we believe Esprit has a very bright future ahead.

QUARTERLY OPERATING RESULTS

(in thousands of dollars, except per unit amounts)

		Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004[1]	Q2 2004
Oil and gas revenue		**87,600**	104,783	83,031	57,382	42,638	44,419	46,351	48,651
Net earnings		**19,592**	25,052	22,465	15,906	11,029	12,179	(185)	8,421
Cash flow		**45,933**	56,149	45,143	30,504	22,458	23,791	13,880	25,513
Net earnings per unit	– basic	**0.30**	0.38	0.35	0.28	0.27	0.31	(0.01)	0.21
	– diluted	**0.29**	0.37	0.34	0.27	0.27	0.29	(0.01)	0.21
Cash flow per unit	– basic	**0.69**	0.86	0.70	0.54	0.56	0.60	0.34	0.64
	– diluted	**0.63**	0.78	0.64	0.52	0.53	0.56	0.34	0.63

[1] A loss was recorded in the period as a result of $8.3 million of transaction costs incurred relating to the transformation to a Trust.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust or at Esprit's web site at www.eee.ca.

READER'S ADVISORY

Certain comparative amounts have been reclassified to conform to current period presentation.

- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Exemption Number
82-34890

CONSOLIDATED BALANCE SHEETS

unaudited (Stated in thousands of dollars)	Mar 31 2006	Dec 31 2005
ASSETS		
Current assets		
Accounts receivable	$ 29,565	$ 43,433
Prepaid expenses	6,323	7,684
	35,888	51,117
Property, plant and equipment, net	738,187	763,191
Goodwill	147,622	147,622
Deferred financing charges, net	3,744	3,933
	$ 925,441	$ 965,863
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 39,245	$ 61,954
Unitholder distributions payable	9,961	9,948
	49,206	71,902
Bank loan (Note 2)	135,231	144,239
Convertible debentures (Note 3)	93,964	93,866
Asset retirement obligations	24,838	24,059
Future income taxes	114,023	113,982
	417,262	448,048
Non-controlling interest (Note 4)	6,258	6,280
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 5)	618,222	617,862
Equity component of convertible debentures (Note 3)	2,090	2,090
Contributed surplus (Note 5)	2,938	2,638
Accumulated cash distributions (Note 7)	(143,991)	(114,125)
Retained earnings	22,662	3,070
Total unitholders' equity	501,921	511,535
	$ 925,441	$ 965,863

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

For the three months ended March 31
unaudited

(Stated in thousands of dollars, except per unit amounts)	2006	2005
Revenue		
Oil and gas	$ 87,600	$ 42,638
Royalties	(21,594)	(10,190)
Other income	891	–
	66,897	32,448
Expenses		
Operating	13,907	7,412
Depletion, depreciation and amortization	25,173	10,186
General and administrative	3,037	1,573
Interest and financing (Note 8)	3,688	884
Accretion of asset retirement obligation	438	193
Unit-based compensation	430	430
Other	–	17
	46,673	20,695
Earnings before income taxes and non-controlling interest	20,224	11,753
Income taxes		
Capital tax	310	96
Future	66	70
	376	166
Earnings before non-controlling interest	19,848	11,587
Non-controlling interest (Note 4)	256	558
Net earnings for the period	19,592	11,029
Retained earnings (deficit), beginning of period	3,070	(71,382)
Retained earnings (deficit), end of period	$ 22,662	$ (60,353)
Net earnings per unit – basic	0.30	0.27
– diluted	0.29	0.27

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31
unaudited
(Stated in thousands of dollars)

	2006	2005
OPERATIONS		
Net earnings for the period	$ 19,592	$ 11,029
Items not involving cash		
Depletion, depreciation and amortization	25,173	10,186
Unit-based compensation	430	430
Accretion of asset retirement obligation	438	193
Accretion of convertible debentures	98	–
Amortization of deferred financing charges	189	–
Future income taxes	66	70
Non-controlling interest	256	558
Asset retirement expenditures	(309)	(10)
	45,933	22,456
Changes in non-cash working capital from operations	(7,771)	(3,801)
	38,162	18,655
FINANCING		
Distributions	(29,866)	(16,892)
Change in unitholder distributions payable	13	12
(Decrease) increase in bank loans	(9,008)	6,291
Plan of arrangement costs and other	–	(115)
	(38,861)	(10,704)
INVESTMENTS		
Exploration and development expenditures	(15,428)	(10,454)
Property dispositions	16,000	(30)
Office equipment and other	(162)	(58)
Changes in non-cash working capital from investments	289	2,591
	699	(7,951)
Change in cash		
Cash, beginning of period		
Cash, end of period	$ –	$ –
Supplementary cash flow information		
Cash taxes paid	$ 480	$ 340
Interest paid	$ 1,766	$ 872

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
unaudited
(stated in thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures included below are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2005.

2. BANK LOAN

The Trust has a $280 million credit facility with a syndicate of five Canadian chartered banks. The credit agreement provides for an extendible revolving term and is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the quarter was approximately 4.5 percent (2005 – 3.6 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

3. CONVERTIBLE DEBENTURES

On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible extendible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 in each year. Debentures have a face value of $1,000 and are convertible at the option of the holder at any time into fully paid Trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At March 31, 2006, the principal amount outstanding on the Debentures is $95.9 million.

The Debentures have been classified as debt net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders' equity. The debt portion will accrete up to the outstanding principal balance at maturity. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest cost are expensed within "Interest and financing" in the consolidated statement of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unitholders' equity will be reclassified to Trust units along with the principal amount converted.

The following table sets forth a reconciliation of the Debenture activity for the three-month period ended March 31, 2006:

($ thousands)	Debt Portion	Equity Portion	Total
Balance, December 31, 2005	$ 93,866	$ 2,090	$ 95,956
Accretion	98	–	98
Conversion to Trust units	–	–	–
Balance, March 31, 2006	$ 93,964	$ 2,090	$ 96,054

4. NON-CONTROLLING INTEREST

Upon the conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of the Company, rather than Trust units, if they so elected. Exchangeable shares of the Company are exchangeable at the option of the holder at any time, based on the exchange ratio, into Trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings. Upon conversion, that portion of the non-controlling interest represented by the exchangeable shares exchanged for Trust units is removed from the non-controlling interest and added to unitholders' capital. At March 31, 2006 there were 430,243 exchangeable shares outstanding which could be exchanged for 520,663 Trust units.

On October 1, 2007, the Trust will issue Trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio.

The following table summaries the changes in the non-controlling interest during the period:

($ thousands)	Mar 31, 2006	Dec 31, 2005
Non-controlling interest, beginning of period	$ 6,280	$ 15,731
Exchanged for Trust units	(278)	(11,879)
Current period net earnings attributable to non-controlling interest	256	2,428
Non-controlling interest, end of period	$ 6,258	$ 6,280

5. UNITHOLDERS' CAPITAL

(A) ISSUED AND OUTSTANDING

($ thousands, number of units - thousands)	Mar 31, 2006 Number of units	Mar 31, 2006 Amount	Dec 31, 2005 Number of units	Dec 31, 2005 Amount
Balance, beginning of period	66,358	$ 617,862	40,183	$ 298,726
Plan of Arrangement and trust unit issuance costs	–	–	–	(338)
Fair value of Trust units issued on acquisition of Resolute Energy Inc.	–	–	24,078	301,332
Units issued on conversion of exchangeable shares	44	278	1,797	12,521
Step purchase on exchangeable shares	–	(48)	–	1,406
Units issued on conversion of 6.5 percent convertible debenture	–	–	300	4,215
Units issued on exercising of performance units	11	–	–	–
Transfer to equity from contributed surplus	–	130	–	–
Conversion of post-arrangement entitlements to units	3	–	–	–
Balance, end of period	66,416	$ 618,222	66,358	$ 617,862

(B) PER UNIT AMOUNTS

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of convertible debentures and exchangeable shares using the "if-converted" method. The dilutive effect of performance units is included using the fair value method. An adjustment to the numerator of diluted earnings per share calculation was required to provide for the earnings ($0.2 million for the three-month period ended March 31, 2006) attributable to the non-controlling interest and the interest on the convertible debentures ($1.5 million for the three-month period ended March 31, 2006).

The following table summarizes the Trust units used in per unit calculations:

(number of units – thousands)	Three months ended Mar 31, 2006	Three months ended Mar 31, 2005
Weighted average number of units outstanding – basic	66,388	40,178
Effect of performance units	974	50
Trust units issuable on conversion of exchangeable shares	537	2,084
Trust units issuable on conversion of debentures	6,921	–
Weighted average number of units outstanding – diluted	74,820	42,312

(C) CONTRIBUTED SURPLUS

The following is a schedule outlining the components within contributed surplus:

(number of units – thousands)		Mar 31 2006		Dec 31 2005
Contributed surplus, beginning of period	$	2,638	$	–
Unit based compensation		430		2,638
Conversion of performance units		(130)		–
Contributed surplus, end of period	$	2,938	$	2,638

6. UNIT BASED COMPENSATION PLAN

(number of units – thousands)	
Balance, December 31, 2005	465
Granted	584
Exercised	(11)
Cancelled	(58)
Balance, March 31, 2006	980

The Trust has implemented a Performance Unit Incentive Plan (the "Plan"). Under the Plan, the Trustees may grant up to five percent of the number of units outstanding (including Trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of a number of Trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust's performance relative to its peers.

The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. The fair value of the performance units granted for the three-month period ended March 31, 2006, was approximately $1.6 million. For the three-month period ended March 31, 2006, unit-based compensation expense of $0.4 million (2005 – $0.4 million) was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to equity when the units are ultimately issued.

7. DISTRIBUTIONS

The Trust pays distributions to the unitholders of record at the end of each month. Payments are made on the 15th day of the following month or the next business day where such date falls on a weekend or holiday. For the three-month period ended March 31, 2006, the Trust declared distributions of $0.15 per unit per month.

		Three months ended Mar 31,		
($ thousands, except per unit amounts)		2006		2005
Cash distributions	$	29,866	$	6,892
Accumulated cash distributions, beginning of period		114,125		16,788
Accumulated cash distributions, end of period	$	143,991	$	23,680
Cash distributions per unit[1]	$	0.45	$	0.42
Accumulated cash distributions per unit, beginning of period		2.13		0.42
Accumulated cash distributions per unit, end of period	$	2.58	$	0.84

[1] Represents the sum of the distributions declared on each trust unit during the period.

8. INTEREST AND FINANCING

The following is a schedule outlining the components within interest and financing charges:

($ thousands)		Three months ended Mar 31, 2006		2005
Interest on bank loans	$	1,865	$	884
Interest on Debentures		1,536		-
Amortization of Debenture issue costs		189		-
Accretion on debt portion of Debentures		98		-
Total interest and financing charges	$	3,688	$	884

9. FINANCIAL INSTRUMENTS

(A) COMMODITY CONTRACTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place at March 31, 2006:

Natural Gas Contracts	*Notional* Volumes GJ/d	*Physical/* Financial	Term	Average Price
AECO Fixed Price	12,500	Financial	April 1/06 – Oct. 31/06	$8.87
AECO Fixed Price	2,500	Physical	April 1/06 – Oct. 31/06	$9.05
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$7.50-10.10
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$8.00-10.25
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$9.50-13.00

Crude Contracts	Notional Volumes bbl/d	Type	Term	Price ($Cdn./bbl)
WTI Nymex Fixed Price - CAD	650	Financial	Nov. 1/05 - Oct. 31/08	$71.50

As at March 31, 2006, the Trust would have realized a gain of approximately $4.4 million (2005 – loss of approximately $2.9 million) had all commodity hedging contracts been closed out. At April 27, 2006 the gain that would have resulted from closing all of Esprit's contracts would be approximately $5.4 million.

(B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of accounts receivable, prepaid expenses, accounts payable and accrued liabilities and unitholder distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures outstanding at March 31, 2006, was approximately $103.5 million.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and natural gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Trust has no instruments in place at March 31, 2006, (2005 – Nil) to manage the foreign currency and interest rate exposures.

MESSAGE TO UNITHOLDERS

We were pleased with our level of production in the first quarter of 2006 which averaged 17,439 boe per day for the quarter. This was an increase of 61 percent from the same quarter last year. Despite a high level of initial flush production in the previous quarter and the disposition of our Ante Creek properties, production was down only marginally from the fourth quarter of 2005. This level of production was in line with our expectations and with our guidance of 16,750 to 17,350 boe per day for the full year.

Cash flow for the quarter was $46 million or $0.69 per unit ($0.63 per unit diluted). This was more than double the cash flow generated in the same quarter of 2005 and was a result of higher production and strong commodity prices in 2006.

Esprit believes in a sustainable business model and strives to pay reliable and stable distributions to its unitholders. During the quarter, we continued to pay distributions of $0.15 per unit per month. This amounted to 65 percent of the cash flow generated in the period. The remaining cash flow was applied against debt and reduced our net debt by 10 percent compared to the end of 2005.

OPERATIONS UPDATE

(Tables and additional information are provided in our Management's Discussion and Analysis)

Higher energy prices have increased the range of economic opportunities and resulted in much higher levels of overall industry activity. This in turn, has created escalation in the industry's cost base. We are experiencing significant upward pressure in our operating costs and are currently conducting a detailed review of these costs. We anticipate that our full year operating costs may be higher than our current guidance of $8.50 per boe and expect to provide updated guidance with our second quarter results.

During the quarter, we spent approximately $15 million of exploration and development capital. A large portion of this capital was focused on our key assets at Olds and Berry and on capturing the benefit of our success at the end of 2005 through tie-ins and production optimization. Our drilling program got off to a slower start than we had anticipated, largely due to a shortage of drilling rigs. Given the higher than expected production additions associated with our fourth quarter last year, we were less concerned with this delay. By the end of the first quarter we had rigs drilling in the majority of our key operating areas.

GREATER OLDS

At Olds, we started our shallow drilling program in the first quarter of the year. We drilled the first of a nine well program; a successful well into the Viking formation. Drilling was completed in March and production from this well is expected to be tied-in early in the second quarter. We were encouraged by the test results from this well and we began drilling a follow-up Viking well in the first quarter.

We tied-in five wells drilled in 2005 during the quarter and installed a pipeline loop to optimize production following the very successful Upper Crossfield well we drilled in the fourth quarter of 2005. This Upper Crossfield well is currently producing approximately 4.3 million cubic feet equivalent ("mmcfe") per day and continues to be a very strong producer with the current production level representing more than double the historical average of other Crossfield wells.

Following our success with this well, we have identified a number of additional Crossfield locations at our Olds Unit. These include a combination of re-entries into existing well bores and new drilling locations. We are currently working through the regulatory approvals for these locations, a process that can take six to eight months due to the sour content of the gas. We expect to drill at least two of these wells in the fourth quarter of this year and subject to regulatory approval and the anticipated success of these wells, have a continuous drilling program planned for these new locations throughout 2007.

We continue to view our key asset at Olds positively and were pleased with our production levels in the area during the first quarter of the year. During the quarter, production at Greater Olds, which also includes our properties at Three Hills, Swalwell and High River, averaged 7,983 boe per day. This represented a five percent increase over the same quarter last year and a four percent increase from the previous quarter. This higher level of production reflects the inclusion of our successful Upper Crossfield well for the full quarter and production associated with our shallow program completed in the fourth quarter of 2005.

SOUTHERN ALBERTA

In Southern Alberta, during the first quarter of the year we tied-in the remaining 21 of the successful shallow wells drilled in the previous quarter. We plan to drill 21 wells this year in this area, following on from our success in 2005. A large portion of this program is expected to be drilled in the second quarter of the year. At our Berry property, we have contracted a drilling rig and expect to begin drilling the first of our five planned directional wells in the Richdale Banff oil pool in the second quarter. We expect to have this program complete within the next six months.

In addition, we have identified up-hole, shallow gas re-completion opportunities at our Winnifred and Berry properties in Southern Alberta. A 10 well re-completion pilot program is underway and, depending on the outcome of this pilot, we expect to expand this program to the remainder of our wells in the area. Esprit has more than 175 wells that are potential candidates for this program.

Production in Southern Alberta in the first quarter averaged 3,373 boe per day. There are no comparative volumes for the same quarter last year as these properties were all acquired in the second and third quarters of 2005. Production is essentially flat when compared to the fourth quarter of 2005.

PEACE RIVER ARCH

In our Peace River Arch area, we completed a well with initial gross production of three mmcf per day. Esprit has a working interest of approximately 33 percent in this well. Our other activities in the area included two reactivations, two re-completions and optimization work. Results from these activities were positive. We began drilling a well at our Beaverlodge property late in the quarter and have identified several multi-zone locations and additional re-completion opportunities for the remainder of the year in this area.

Production in Peace River Arch in the first quarter averaged 682 boe per day. There are no comparative volumes for the same quarter last year as our Peace River Arch assets were acquired in the second quarter of 2005. Production was down slightly compared to the previous period reflecting natural declines in the area.

SASKATCHEWAN

In Saskatchewan, all five wells drilled in the previous quarter were on stream and contributed to the area's production volumes. We also began drilling the first of two wells that represent the initial phase of a five well down-spacing program. The full program is expected to be drilled throughout 2006.

Production in Saskatchewan in the first quarter averaged 952 boe per day. Compared to the same period last year, production was up 207 percent, due to properties added through acquisition and successful drilling in 2005. Production was 25 percent higher than the previous quarter reflecting production brought on stream in the quarter.

CENTRAL ALBERTA

Optimization activity continued in our Central Alberta area. At Esprit, we are focused on optimizing our base production as well as adding incremental production. We are undertaking a thorough review of our properties in Central Alberta and have identified several opportunities with optimization potential. This review process is also being conducted at our other properties.

We closed the sale of our Ante Creek assets early in 2006 and received $16 million in cash and interests in certain producing properties in our existing core areas. This transaction was a good example of our portfolio management strategy, to focus on the areas that can make an impact on our production and capital efficiency and to divest of those that add little value and serve as a distraction from our core areas.

Production in Central Alberta in the first quarter averaged 4,430 boe per day. This represented an increase of 54 percent from the same period last year and was due largely to properties added through acquisition in 2005. Compared to the previous quarter, production is seven percent lower, mostly due to the volumes associated with the Ante Creek assets disposed at the beginning of the quarter.

BUILDING A TEAM FOCUSED ON EXECUTION

A crucial part of our ability to execute our business plan is ensuring that we have the people resources to put the plan into action. Despite a very tight labour market in our industry, we have been successful in attracting high-quality, skilled people to Esprit. Since the beginning of the year we have added 20 new staff members including several key technical resources.

Additional geologists, geophysicists and engineers have been added to our asset-focused teams and are steadily identifying and adding to our inventory of drilling opportunities. Our technical teams work together to find the best opportunities for Esprit. They take ownership of goals and objectives and challenge each other's ideas to look for better or alternative solutions; a strategy that led to our recent discovery in the Upper Crossfield and our up-hole opportunities in a large number of previously-drilled wells in Southern Alberta.

We have also put together a multi-disciplined team fully dedicated to Esprit's business development. Acquisitions and portfolio management are an important element of any energy trust's strategy. Having dedicated resources provides a proactive approach to identifying and screening opportunities within a strategic context. It also allows Esprit's asset teams to concentrate on implementing the plans for our existing assets without distraction.

To enhance our focus and effort towards our strategic goals we are also adding to our pool of experienced leaders at Esprit. We recently appointed Denis McGrath as our Vice President, Land and Joint Ventures. Denis has 30 years of experience in the oil and gas industry, most recently with EnCana where he held the position of Manager, Business Development in the Weyburn Business Unit.

We are positive about the future for Esprit. We are continually identifying new opportunities on our existing land base and our inventory of drilling opportunities is growing steadily. We remain confident in our ability to meet the production guidance we set for 2006. Our teams are focused on delivering results and are driving forward in implementing our plan for the year. We are re-affirming our full year production guidance for 2006 of 16,750 to 17,350 boe per day.

Our focus at Esprit is on the execution of our business plan. This commitment to meeting our guidance flows right through our organization and is paramount to achieving success. We believe we have the strategy and people in place to meet these goals. We are pleased with the performance of the Trust in the past two quarters and believe that the opportunities we see for 2006 and beyond reflect a sustainable and promising future for Esprit.

ANNUAL MEETING

Esprit will be holding its annual meeting of unitholders on Thursday, May 11, 2006 at 10.00am in the Lecture Theatre of the Metropolitan Centre, 333 4th Avenue S.W., Calgary, Alberta. All unitholders and interested parties are invited to attend.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB" respectively.

For further information please visit our web site at www.eee.ca or contact:
Lisa Ciulka
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713
lciulka@eee.ca

CONSOLIDATED HIGHLIGHTS

unaudited ($ thousands except per unit amounts and ratios)	Three Months Ended March 31 2006	2005	% change
FINANCIAL			
Oil and gas revenue	87,600	42,638	105
Net earnings	19,592	11,029	78
Per unit – basic	0.30	0.27	11
– diluted	0.29	0.27	7
Cash flow	45,933	22,456	105
Per unit – basic	0.69	0.56	23
– diluted	0.63	0.53	19
Distributions	29,866	16,892	77
Per unit	0.45	0.42	7
Payout ratio (%)	65	75	(13)
Net debt[1]	148,547	108,106	37
Convertible debentures	93,964	–	–
TRUST UNITS			
Weighted average – basic	66,388	40,178	65
– diluted	74,824	42,312	77
Total Trust units outstanding	66,416	40,289	65
Exchangeable shares	430	1,946	(78)
PRODUCTION VOLUMES			
Natural gas (mcf/d)	77,116	54,963	40
Natural gas liquids (bbls/d)	1,768	1,310	35
Crude oil (bbls/d)	2,818	394	615
Total (boe/d) (6:1)	17,439	10,864	61
SALES PRICES[2]			
Natural gas ($/mcf)	9.38	7.12	33
Natural gas liquids ($/bbl)	65.17	55.09	18
Crude oil ($/bbl)	47.84	26.43	81
Total ($/boe)	55.81	43.61	28
NETBACKS ($/BOE)			
Price[2]	55.81	43.61	28
Royalties	(13.76)	(10.42)	32
Operating costs	(8.86)	(7.58)	17
Operating netback	33.19	25.61	30
General and administrative costs	(1.93)	(1.61)	20
Total	31.26	24.00	30
CAPITAL ($ THOUSANDS)			
Total exploration and development	15,428	10,454	48
Property dispositions	(16,000)	30	(53,433)
Other capital assets	162	82	98
Net capital expenditure	(410)	10,566	(104)

	Three Months Ended March 31		
	2006	2005	% change
LAND (000's net acres)			
Undeveloped land holdings	**253**	135	87
DRILLING			
Wells drilled			
Gross	**1**	6	(83)
Net	**1.0**	3.2	(69)

(1) Net debt includes net working capital (deficiency) and excludes convertible debentures.
(2) Sales prices are after hedging gains (losses) and transportation costs.


20
16
12
8
4
0
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

PRODUCTION BY QUARTER
(000's BOE/D)
Liquids
Natural Gas


70
60
50
40
30
20
10
0
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

SALES PRICE AND OPERATING NETBACK ($/BOE)
Sales Price
Operating Netback


60
48
36
24
12
0
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

CASH FLOW BY QUARTER
($ MILLIONS)


0.15
0.12
0.09
0.06
0.03
0.00
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06

DISTRIBUTION PER TRUST UNIT ($/UNIT)

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of April 27, 2006.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust for the year ended December 31, 2005. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl: 6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to average sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following are descriptions of non-GAAP measures used in this MD&A:

1) "Cash flow" equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.
2) "Net debt" equals bank loans and convertible debentures plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.
3) "Net debt to cash flow ratio" equals the net debt (as defined above) divided by cash flow (as defined above). Net debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.
4) "Operating netback" equals total revenue per boe less royalties per boe and operating costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.
5) "Payout ratio" equals total distributions as a percentage of cash flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.
6) "Finding and development costs" equals exploration and development capital plus the change in future development costs divided by reserve additions (including reserve revisions). Finding and development costs are used by management as a measure of the cost effectiveness of the Trust.
7) "Finding, development and acquisition costs" equals all capital (including acquisitions) divided by reserve additions (including acquisitions and reserve revisions). Finding, development and acquisition costs are used by management as a measure of the cost effectiveness of the Trust.

This MD&A contains forward-looking or outlook information with respect to the Trust. Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. Forward-looking statements include, but are not limited to: Esprit's guidance, production performance, finding and operating costs, drilling program completion and results and other statements containing the words "expects", "believes", "will", "should" or similar such language. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly,

readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

VISION, CORE BUSINESS AND STRATEGY

Esprit is an oil and gas income trust with high quality assets located in Alberta and Saskatchewan. Our solid base of natural gas weighted reserves is complemented by experienced and talented teams of professionals who are focused on creating value for our unitholders.

Esprit is based on a sustainable business model. We maintain our financial strength by keeping debt levels manageable and strive to pay reliable and stable distributions to our unitholders.

We have capital efficient plans to develop our existing assets and to maximize their value. Our operations have been organized around five key operating areas, each with a team dedicated to executing its operating and capital plans and accountable for its results. Our long-life reserves and inventory of organic opportunities are expected to maintain production levels until at least early 2007.

We continually work to grow and enhance our existing asset base with value-adding strategic acquisitions. Opportunities are screened, analyzed and must meet both strategic and financial benchmarks before being pursued.

At Esprit, we are committed to a high level of integrity. We have great respect for the environment we operate in, the people in whose communities we operate, our employees and other service providers and all the stakeholders who invest in our Trust. We strive to continually provide transparent, open and timely information about our business.

NET EARNINGS AND CASH FLOW

				Three Months Ended	
($ thousands, except per unit amounts)	**Mar 31 2006**	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Net earnings	**19,592**	11,029	25,052	22,465	15,906
Net earnings per unit – basic	**0.30**	0.27	0.38	0.35	0.28
– diluted	**0.29**	0.27	0.37	0.34	0.27
Cash flow	**45,933**	22,456	56,149	45,143	30,504
Cash flow per unit – basic	**0.69**	0.56	0.86	0.70	0.54
– diluted	**0.63**	0.53	0.78	0.64	0.52
Basic weighted average units	**66,388**	40,178	65,521	64,533	56,802
Diluted weighted average units	**74,824**	42,312	74,117	71,914	58,961
Cash distributions per unit	**0.45**	0.42	0.42	0.42	0.42

Our cash flow for the first quarter of 2006 was $45.9 million, more than double the cash flow we generated in the same period last year. The increased cash flow was largely a result of increased production levels and higher commodity prices. These were partly offset by higher costs for royalties, operating, general and administrative and interest costs.



75
60
45
30
15
0
Q1 05
Price
Volumes
Royalties
Operating Costs
G&A
Interest
Taxes
Other Income
Q1 06

BRIDGE ANALYSIS OF CASH FLOW ($ MILLIONS)

Our net earnings for the first quarter of 2006 were $19.6 million, a 78 percent increase on the first quarter of 2005. In addition to the items that affected our cash flow, earnings were impacted by increased depletion, depreciation and amortization costs.

More information on the items affecting cash flow and earnings is provided in the detailed discussion below.

OIL AND NATURAL GAS REVENUE

				Three Months Ended	
($ thousands, except per unit amounts)	**Mar 31 2006**	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Oil and gas revenue	**87,600**	42,638	104,783	83,031	57,382
Production Volumes					
Natural gas (mcf/d)	**77,116**	54,963	79,494	79,056	65,709
Natural gas liquids (bbl/d)	**1,768**	1,310	1,725	1,424	1,357
Oil (bbl/d)	**2,818**	394	2,840	2,159	1,216
Total (boe/d)	**17,439**	10,864	17,814	16,759	13,525
Sales Prices					
Natural gas ($/mcf)	**9.38**	7.12	10.87	6.50	7.46
Natural gas liquids ($/bbl)	**65.17**	55.09	70.84	63.94	58.43
Crude oil ($/bbl)	**47.84**	26.43	53.76	54.60	50.07

Our oil and natural gas revenue for the first quarter was $87.6 million, an increase of 105 percent from the same quarter last year. This increase was driven through a combination of higher production volumes and increased commodity prices. Higher commodity prices contributed $22.7 million of the increased revenue in the first quarter. The remaining $22.2 million of increased revenue was due to higher production volumes, with 64 percent of this coming from higher natural gas volumes in the quarter.

PRODUCTION

				Three Months Ended	
	Mar 31 2006	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Natural gas (mcf/d)	**77,116**	54,963	79,494	79,056	65,709
Natural gas liquids (bbl/d)	**1,768**	1,310	1,725	1,424	1,357
Oil (bbl/d)	**2,818**	394	2,840	2,159	1,216
Total (boe/d)	**17,439**	10,864	17,814	16,759	13,525
Natural gas	**74%**	84%	74%	79%	81%
Natural gas liquids	**10%**	12%	10%	8%	10%
Oil	**16%**	4%	16%	13%	9%
Total	**100%**	100%	100%	100%	100%

We reported strong production volumes in the first quarter of 2006, with volumes averaging 17,439 boe per day for the quarter. This was an increase of 61 percent from the same quarter last year. During 2005, Esprit completed three strategic acquisitions adding to our production base and also to our inventory of drilling opportunities.

Although we remain natural gas focused, our first quarter production included a higher proportion of oil volumes than the same quarter last year. This is a result of increased oil production from our Saskatchewan and Berry areas. We have identified additional opportunities in these areas for our 2006 capital program and expect this trend of more oil-weighted production to continue. For 2006 as a whole, we expect our production to be approximately 70 percent weighted to natural gas, down from 78 percent in 2005. Oil production volumes are expected to make up 19 percent of the production in 2006 compared to 11 percent in 2005.

In the first quarter of 2006, natural gas liquids made up 10 percent of our production. This was down from 12 percent for the same quarter last year and is a result of lower natural gas liquids volumes associated with the properties acquired last year. For the full year of 2006, we expect our natural gas weighting to be approximately eight percent compared to 10 percent in 2005.

We reported a very successful drilling program in our fourth quarter of 2005. This success brought on high levels of initial production at the end of 2005, which tends to decline at a faster rate than production that has been established for a longer period of time. Despite this initial production and the disposition of our Ante Creek assets in early 2006, which amounted to a net disposition of approximately 250 boe per day, our production in the first quarter was down only two percent from the previous quarter.

Other income in the quarter amounted to $0.9 million and consists of adjustments relating to the acquisition of Markedon and Monroe in the third quarter of 2005.

PRODUCTION BY KEY OPERATING AREA

(boe/day)	Mar 31 2006	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
				Three Months Ended	
Greater Olds	**7,983**	7,620	7,688	7,392	6,377
Southern Alberta	**3,373**	–	3,393	3,253	2,110
Peace River Arch	**682**	–	703	652	469
Saskatchewan	**952**	310	760	601	371
Central Alberta	**4,430**	2,874	4,789	4,800	3,991
Other	**19**	60	481	61	207
Total	**17,439**	10,864	17,814	16,759	13,525

The acquisitions in 2005 created new key operating areas in the Peace River Arch and Southern Alberta and added to our existing assets in Saskatchewan and Central Alberta. The addition of these assets is reflected in the increased production in these areas when compared to the same period last year. Production was also increased through our successful drilling program in the fourth quarter, most notably in our Greater Olds, Southern Alberta and Saskatchewan areas.

Production in the first quarter of 2006 was stable in most areas compared to the previous quarter. The higher volumes at Greater Olds reflect a full quarter of production from the successful horizontal well we drilled into the Upper Crossfield late in 2005. This well came on stream with initial production of approximately eight million cubic feet equivalent ("mmcfe") per day and is currently producing approximately 4.3 mmcfe per day. A decrease in production levels from initial "flush" rates is usual and was anticipated. This well continues to be a very strong producer, current production is more than double the historical average of other Crossfield wells.

In Saskatchewan, all five wells drilled in December of 2005 were on stream and production from these wells contributed to the increased volumes in the area. The lower volumes reported in Central Alberta are largely due to the disposition of our Ante Creek assets in early 2006.

Our first quarter production of 17,439 boe per day was in line with our expectations. We believe that we are on track with our plan for 2006 and are comfortable that we can meet our previously announced production guidance of 16,750 to 17,350 boe per day for the full year.

PRICES AND PRODUCT MARKETING

AVERAGE SELLING PRICE[1]

	Mar 31 2006	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
				Three Months Ended	
Natural gas ($/mcf)	**9.38**	7.12	10.87	8.50	7.46
Natural gas liquids ($/bbl)	**65.17**	55.09	70.84	63.94	58.43
Crude oil ($/bbl)	**47.84**	26.43	53.76	64.60	50.07
Total ($/boe)	**55.81**	43.61	63.93	53.85	46.62

[1] Price is after transportation costs and hedging.

AVERAGE BENCHMARK PRICING

				Three Months Ended	
	Mar 31 2006	Mar 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Alberta Reference Price[1] (C$/GJ)	**7.88**	6.09	10.91	7.93	6.55
AECO (30 day) natural gas (C$/GJ)	**8.79**	6.34	11.08	7.75	6.99
NYMEX natural gas (US$/mmbtu)	**9.08**	6.32	12.85	8.25	6.80
WTI crude oil (US$/bbl)	**63.48**	49.85	60.02	63.19	53.17
US$/CDN$ exchange rate	**1.15**	1.23	1.17	1.20	1.24

(1) Alberta Reference Price for first quarter 2006 is the expected price, as March actual prices are not available at time of release.

Natural gas prices remained strong compared to historical averages during the first quarter of 2006. We received an average price for our natural gas in the quarter of $9.38 per mcf ($8.54 per gigajoule ("GJ")) after hedging and transportation costs, an increase of 32 percent over the same quarter last year. Our price in the quarter represents a $0.66 per GJ or $0.73 per mcf, improvement over the expected Alberta Reference Price in the first quarter of $7.88 per GJ. The Alberta Reference Price is the average plant gate price received by all Alberta gas producers for their product and is published by the Department of Energy of the Province of Alberta.

Natural gas prices strengthened during 2005 as a result of strong oil prices and supply disruptions caused by an active hurricane season. Natural gas prices were at strong levels in the fourth quarter of 2005 and although prices have since declined from these levels; they still remain high compared to historical prices. The natural gas prices we received in the first quarter decreased 14 percent from the fourth quarter of 2005, reflecting high storage levels caused by a warmer than usual winter.

During the first quarter of the year, we sold our natural gas liquids for an average price of $65.17 per barrel. This was an increase of 18 percent on the same quarter last year and a decrease of eight percent from the previous quarter. Prices for natural gas liquids have been impacted by the movement of oil prices over these periods.

Our average oil price in the first quarter of 2006 was $47.84 per bbl, an increase of 81 percent from the same period last year and a decrease of 11 percent from the high levels in the previous quarter. Although oil prices have dropped somewhat from the levels recorded towards the end of the year, they remain high compared to historical averages. Widening heavy oil differentials in the first quarter of 2006 have also had an impact on our average selling price. Approximately 25 percent of our oil production is heavy. Oil prices continue to be affected by geo-political events and tightening supply and demand fundamentals.

Cash flow is directly impacted by the volatility of commodity prices. As part of our risk management policy, we enter into commodity price derivative contracts to limit our downside price exposure. For the first quarter of the year, our hedging activities increased our oil and gas revenue by $1.8 million or $1.12 per boe. This was made up of a gain of $1.9 million ($0.27 per mcf) for natural gas and a loss of $0.1 million ($0.07 per boe) for oil.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. We use commodity price hedges to limit the volatility in our cash flow and, in turn, provide stability to our distributions. We have a written policy delegating limited authorities to management to manage commodity price risk. The Board of Trustees regularly meets with Esprit's management to review our hedging strategy and the hedges in place. In the case of a material acquisition, we may use hedges on a larger portion of the acquired production to lock in the transaction economics.

For the rest of the year, we have approximately 19 percent of our estimated annual natural gas production and 20 percent of our estimated oil production hedged using fixed price contracts. We also have nine percent of our natural gas volumes protected by costless collars which provide downside price protection but also remove the benefit of prices above a specified level.

If all of Esprit's commodity price risk management contracts were closed out on March 31, 2006, the gain resulting from the settlement would have been approximately $4.4 million, made up of a gain of $9.6 million on the natural gas contracts and a loss of $5.2 million on the oil contracts. At April 27, 2006 the gain that would have resulted from closing all of our contracts was $5.4 million, made up of a gain of $11.4 million from natural gas and a loss of $6.0 million from oil.

NETBACK SUMMARY

Operating netbacks increased by 30 percent in the first quarter of the year compared to the same quarter last year. Our higher netbacks reflect the higher sales prices we received for our production offset partly by higher royalty, operating and general and administrative costs.

($/boe)	**Mar 31 2006**	Mar 31 2005	Dec 31 2005	Three Months Ended Sep 30 2005	Jun 30 2005
Price[1]	**55.81**	43.61	63.93	53.85	46.62
Royalties	**(13.76)**	(10.42)	(16.93)	(11.37)	(9.90)
Operating costs	**(8.86)**	(7.58)	(9.05)	(9.40)	(8.46)
Operating netback	**33.19**	25.61	37.95	33.08	28.26
General and Administrative costs	**(1.93)**	(1.61)	(1.47)	(1.37)	(1.59)
Netback	**31.26**	24.00	36.48	31.71	26.67

(1) Price is after transportation costs and hedging.

ROYALTIES

	Mar 31 2006	Mar 31 2005	Dec 31 2005	Three Months Ended Sep 30 2005	Jun 30 2005
Total royalties (net of ARTC)($ thousands)	**21,594**	10,190	27,739	17,534	12,182
As a % of oil and gas revenue	**25**	24	26	21	21
Per boe	**13.76**	10.42	16.93	11.37	9.90

For the first quarter of 2006, our royalty costs were $21.6 million or $13.76 per boe compared to $10.2 million or $10.42 per boe. Royalty costs are directly impacted by changes in commodity prices. Our per unit royalty costs increased compared to the same quarter last year largely because of higher commodity prices. Total costs also increased because of higher production volumes in the first quarter of 2006. Royalties, as a percentage of oil and gas revenue, increased slightly to 25 percent over the period and are expected to remain at that level for the remainder of the year.

OPERATING COSTS

	Mar 31 2006	Mar 31 2005	Dec 31 2005	Three Months Ended Sep 30 2005	Jun 30 2005
Operating expenses ($ thousands)	**13,907**	7,412	14,838	14,488	10,412
Per boe	**8.86**	7.58	9.05	9.40	8.46

Operating costs for the first quarter of the year were $13.9 million or $8.86 per boe up from $7.4 million or $7.58 per boe in the same period last year. Over the past year, costs in the oil and gas sector have increased significantly. Higher energy prices have increased the range of economic opportunities and resulted in much higher levels of overall industry activity. This in turn, has created significant increases in the industry's cost base. The increase in our operating costs this quarter, compared to the same period last year, reflects this higher cost structure.

The past three quarters have shown a downward trend in our per unit operating costs. Industry wide there is continuing cost escalation and we do not believe that our trend of lowering operating costs will continue throughout 2006. We are experiencing significant upward pressure in our operating costs and are currently preparing a detailed analysis of these costs. We anticipate that our full year operating costs may be higher than our current full year 2006 guidance of $8.50 per boe and expect to provide updated guidance with our second quarter results.

DEPLETION, DEPRECIATION & AMORTIZATION

	Mar 31 2006	Mar 31 2005	Three Months Ended Dec 31 2005	Sep 30 2005	Jun 30 2005
Depletion, depreciation and amortization ($ thousands)	25,173	10,186	26,270	22,506	15,821
Per boe	16.04	10.42	16.03	14.60	12.85

For the first quarter of 2006, our Depletion, Depreciation and Amortization (DD&A) costs were $25.2 million or $16.04 per boe compared to $10.2 million or $10.42 per boe in the same quarter last year. The calculation of these costs is impacted by a number of factors; one significant factor is the cost of adding reserves to our asset base. Based on our capital program for 2006, we do not expect our full year DD&A rate to change significantly from its current level.

GENERAL AND ADMINISTRATIVE

	Mar 31 2006	Mar 31 2005	Three Months Ended Dec 31 2005	Sep 30 2005	Jun 30 2005
General and administrative costs ($ thousands)	3,037	1,573	2,414	2,109	1,957
Per boe	1.93	1.61	1.47	1.37	1.59

General and administrative costs for the first quarter were $3.0 million or $1.93 per boe compared to $1.6 million or $1.61 per boe in the same period last year. A large part of this increase is due to rising industry compensation costs and an increased staff level.

The increased resources were included in our plan and the costs in the quarter of $1.93 per boe were in line with our forecasts. We expect general and administrative expenses to average approximately $1.85 per boe for the full year in 2006. The first quarter included several budgeted but unusual items such as recruitment costs and retention bonuses, paid to maintain Esprit's competitiveness in a very tight employment market.

INTEREST AND FINANCING CHARGES

($ thousands)	Mar 31 2006	Mar 31 2005	Three Months Ended Dec 31 2005	Sep 30 2005	Jun 30 2005
Interest on Bank Loans	1,865	884	1,618	1,294	1,124
Interest on Debentures	1,536	–	1,589	1,138	–
Amortization of Debenture issue costs	189	–	347	174	–
Accretion of Debentures[1]	98	–	100	71	–
Total interest and financing charges	3,688	884	3,655	2,677	1,124

[1] In accordance with generally accepted accounting principles, the fair value to the conversion feature of the Debentures is classified as equity and the remainder is classified as debt. Over the term of the Debentures, the debt portion will accrete up to the principal balance at maturity with the charge going to interest and financing expenses.

In the first quarter of the year our interest expense was $3.7 million, up $2.8 million from the same quarter last year. In the third quarter of 2005, we issued $100 million of 6.5 percent convertible unsecured subordinated debentures. A large portion of the increase in total interest and financing charges was due to the interest, accretion and amortization of financing charges on these debentures. The increase in interest on bank loans was a result of higher average bank debt compared to the same period in 2005 and a higher average interest rate. The increase in our average bank debt is mostly due to the debt we assumed with the acquisition of Resolute Energy Inc. in the second quarter of 2005. The average annual interest rate on the utilized portion of the credit facility was 4.5 percent in the first quarter of 2006 compared to 3.5 percent in the same period last year.

INCOME TAXES

We did not pay any current income taxes in the first quarter of 2006, with the exception of Federal large corporations tax and Saskatchewan capital tax. The large corporations tax and Saskatchewan capital tax have increased from $0.1 million in the first quarter of the prior year to $0.3 million this quarter; reflecting the increase in taxable capital as a result of acquisitions.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust and ultimately paid to the unitholders in the form of distributions. This mechanism transfers the majority of the income and tax liability to the unitholders. It is therefore expected that we will not incur any cash income taxes in the medium-term under current commodity prices.

CAPITAL EXPENDITURES

				Three Months Ended	
($ thousands)	**Mar. 31 2006**	Mar. 31 2005	Dec 31 2005	Sep 30 2005	Jun 30 2005
Drilling and completions	**7,117**	5,955	16,714	17,808	8,180
Plant and facilities	**5,214**	3,450	6,469	5,369	8,081
Land and lease	**1,795**	375	1,043	1,253	1,234
Capitalized G&A	**1,302**	674	1,035	904	839
Exploration and development expenditures	**15,428**	10,454	25,261	25,334	18,334
Acquisitions & dispositions	**(16,000)**	30	181	99,745	6,971
Office and computer assets	**162**	82	145	150	246
Total capital expenditures	**(410)**	10,565	25,587	125,229	25,551

For the first quarter, our capital program was primarily focused on tying in the remainder of the wells from our fourth quarter 2005 drilling program, along with some re-completions, optimization and minor drilling. Our drilling program got off to a slower start than we had anticipated mainly due to the lack of drilling rigs available. Given the higher than expected production additions associated with our successful fourth quarter, we were less concerned about this delay. By the end of the first quarter, we had contracted several drilling rigs and had begun drilling wells at three of our key operating areas, which we anticipate will set us up for second quarter activity levels.

During the quarter, we spent approximately $15 million of exploration and development capital which was focused mainly in our Olds and Berry areas.

Including the proceeds from our Ante Creek disposition, our capital expenditures in the first quarter amounted to a net receipt of $0.4 million. The previously announced disposition of our Ante Creek assets in Central Alberta closed early in the first quarter of 2006. From this transaction, we received $16 million in cash and an interest in producing properties at Manyberries and a small interest in a unit at Three Hills.

At Olds, we started our shallow drilling program in the first quarter of the year. We drilled the first of a nine well program; a successful well into the Viking formation. Drilling was completed in March and production from this well is expected to be tied-in early in the second quarter. We were encouraged by the test results from this well and we began drilling a follow-up Viking well in the first quarter.

Following our success in the fourth quarter of 2005, we have identified a number of additional Crossfield locations at our Olds unit. These include a combination of re-entries into existing well bores and new drilling locations. We are currently working through the regulatory approvals for these locations, a process that can take six to eight months due to the sour content of the gas. We expect to drill at least two of these wells in the fourth quarter of this year and subject to regulatory approval and the anticipated success of these wells, have a continuous drilling program planned for these new locations throughout 2007.

In Southern Alberta, during the first quarter of the year we tied in the remaining 21 of the successful shallow wells drilled in the previous quarter. We plan to drill 21 wells this year in this area, following on from our success in 2005. A large portion of this program is expected to be drilled in the second quarter of the year. At our Berry property, we have contracted a drilling rig and expect to begin drilling the first of our five planned directional wells in the Richdale Banff oil pool in the second quarter. We expect to have this program complete within the next six months.

In addition, we have identified up-hole, shallow gas re-completion opportunities at our Winnifred and Berry properties in Southern Alberta. A 10 well re-completion pilot program is underway and, depending on the outcome of this pilot, we expect to expand this program to the remainder of our wells in the area. Esprit has more than 175 wells that are potential candidates for this program.

In our Peace River Arch area, we completed a well with initial gross production of three mmcf per day. Esprit has a working interest of approximately 33 percent in this well. Our other activities in the area included two reactivations, two re-completions and optimization work. Results from these activities were positive. We began drilling a well at our Beaverlodge property late in the quarter and have identified several multi-zone locations and additional re-completion opportunities for the remainder of the year in this area.

In Saskatchewan, all five wells drilled in the previous quarter were on stream and contributed to the area's production volumes. We also began drilling the first of two wells that represent the initial phase of a five well down-spacing program. The full program is expected to be drilled throughout 2006.

Optimization activity continued in our Central Alberta area. At Esprit, we are focused on optimizing our base production as well as adding incremental production. We are undertaking a thorough review of our properties in Central Alberta and have identified several opportunities with optimization potential. This review process is also being conducted at our other properties.

We are confident that we can complete our planned 2006 drilling program during the remaining three quarters of the year and do not believe the delays experienced in the first quarter will affect our ability to meet our full year production guidance for 2006. We continue to forecast capital expenditures, before acquisitions and dispositions of $63 million for 2006.

LIQUIDITY AND CAPITAL RESOURCES

($ thousands, except ratios)

As at	**Mar 31 2006**	Mar 31 2005	Dec 31 2005	Three Months Ended Sep 30 2005	Jun 30 2005
Bank loan	**135,231**	93,166	144,239	148,691	133,814
Working capital deficiency	**13,318**	14,940	20,785	16,470	18,299
Net debt (excluding debentures)	**148,549**	108,106	165,024	165,161	152,113
Convertible debentures	**93,964**	–	93,866	97,254	–
Total net debt	**242,513**	108,106	258,890	262,415	152,113
Bank loans to cash flow ratio	**0.7**	1.0	0.6	0.8	1.1
Net debt (excluding debentures) to cash flow ratio	**0.8**	1.2	0.7	0.9	1.2
Total net debt to cash flow ratio	**1.3**	1.2	1.2	1.5	1.2
Outstanding units	**66,416**	40,289	66,358	64,573	64,523

On July 28, 2005, we issued $100 million of 6.5 percent convertible unsecured subordinated debentures and received $96.0 million, net of issuance costs. These Debentures pay interest semi-annually. They are convertible at the option of the holder at any time and convert into fully paid Trust units at $13.85 per trust unit. The Debentures mature on December 31, 2010. The net proceeds were used to fund the acquisitions of Markedon Energy Ltd. and Monroe Energy Inc.

The Debentures have been classified as debt net of the fair value of the conversion feature which has been classified as part of unitholders' equity. The issue costs have been recorded as a deferred asset and will be amortized over the term of the Debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion, amortization of issue costs and the interest payable are expensed within interest and financing charges on the consolidated statements of earnings.

Esprit's liquidity and capital requirements are met through operating cash flow and existing credit facilities. During the first quarter of the year, our cash flow exceeded our distributions and capital expenditures. This surplus cash was applied against our debt, resulting in a 10 percent reduction in our net debt level from year end 2005. At March 31, 2006, our net debt, excluding Debentures, was $148.5 million and was made up of $135.2 million outstanding on our senior credit facility and a working capital deficiency of $13.3 million. This reflects a 0.8 times net debt (excluding Debentures)

to cash flow ratio based on first quarter annualized cash flow. Total net debt was $242.5 million and, in addition to the bank loan and working capital, includes $94.0 million of Debentures. This represents a 1.3 times total net debt to cash flow ratio, based on first quarter annualized cash flow.

Our credit facility is subject to an annual review by the lenders by May 31, 2006 and we anticipate that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in our oil and natural gas reserves could result in the loan facility being decreased or not being renewed. Were the loan facility not renewed or significantly decreased, our ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on our cash flow, distributions and capital program. The credit facility, together with cash flow, is expected to be sufficient to meet Esprit's near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices and/or a significant reduction in our oil and gas reserves could impact our access to bank credit facilities and our ability to fund operations and maintain distributions.

We do not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

Esprit's Trust units trade on the Toronto Stock Exchange under the symbol EEE.UN. At April 27, 2006, we had 66,415,910 Trust units and 430,243 exchangeable shares outstanding. 527,099 units are issuable upon conversion of the exchangeable shares using the exchange ratio at April 17, 2006. During the first quarter of 2006, a total of 36,675 exchangeable shares have been exchanged for Trust units.

During the first three months of 2006, the Trust units traded in the range of $10.87 to $13.67 with an average daily trading volume of approximately 352,000 units.

Esprit has a Performance Unit Incentive Plan that was created at the time we reorganized into a trust. Under the Performance Unit Incentive Plan, the trustees may grant up to five percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 3.3 million performance units issuable under the Performance Unit Incentive Plan. The majority of these performance units vest over a period of three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on our performance relative to our peers and other performance criteria. The Trust granted 515,716 performance units (net of cancelled and exercised performance units) during the first three months of 2006. We have recorded compensation expense and contributed surplus of $0.4 million in the first quarter of 2006 based on the estimated fair value of the outstanding performance units on the date of grant.

CASH DISTRIBUTIONS

In the first quarter, we continued to pay distributions of $0.15 per unit per month. We paid out a total of 65 percent of the cash flow generated in the period. The remaining cash flow was applied against debt.

Our capital program is financed from the residual cash flow and additional draw-downs on the bank facility if required. The key drivers of our cash flow, as is generally the case with other energy trusts, are commodity prices and production. Since Esprit's production is heavily weighted to natural gas (74 percent in the quarter), natural gas prices have a significant effect on our cash flow. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, we may decrease distributions, increase debt or decrease the capital program. We regularly review our distribution policy in the context of the current commodity price environment and production levels.

At Esprit, we pay distributions monthly, to unitholders of record on the last business day of the month. Distributions are paid on the 15th of the following month or the following business day where the 15th falls on a weekend. The Board of Trustees determines the amount of the distribution after considering factors such as the commodity price environment, production levels and the amount of capital expenditures to be funded from cash flow.

We expect that approximately 20 percent of the 2006 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the Trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is calculated annually based on current and accumulated earnings in accordance with U.S. tax law. In 2005, 65.28 percent of the 2005 distributions were dividends that were "Qualifying Dividends". The remaining 34.72 percent was a tax-deferred reduction to the cost of the units for tax purposes.

OUTLOOK

Although commodity prices remained high in the first quarter of the year compared to historical averages, they did soften somewhat from the levels experienced in the fourth quarter of 2005. A warmer than usual winter which resulted in high levels of natural gas storage impacted natural gas prices during the quarter. Prices at AECO reflected these conditions contracting 21 percent during the quarter.

Natural gas prices in the coming months will be dependent on air conditioning demands, hurricane activity and the geo-political impact on energy commodity markets. We anticipate the softness in natural gas prices we have experienced in the first quarter to continue for another few months and then to rebound as we move toward the heating season once again. As we have done in the past, we expect to continue our commodity price risk management policy, looking for opportunities to optimize our sales prices and to limit the volatility in our cash flow.

Given these expectations for commodity prices and our ongoing hedging program we are comfortable with our ability to maintain our current distribution level.

We remain confident that we can meet our production guidance for 2006 and are committed to executing our business plan.

2006 Guidance	
Production	16,750 to 17,250 boe per day
Operating costs[1]	$8.50 per boe
General and administrative costs	$1.85 per boe
Capital expenditures	$63 million

[1] Operating costs are currently under review; please refer to comments elsewhere in this report.

We have demonstrated solid performance over the past two quarters. Our asset base is providing us with a growing number of opportunities and we believe Esprit has a very bright future ahead.

QUARTERLY OPERATING RESULTS

(in thousands of dollars, except per unit amounts)

		Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004[1]	Q2 2004
Oil and gas revenue		**87,600**	104,783	83,031	57,382	42,638	44,419	46,351	48,651
Net earnings		**19,592**	25,052	22,465	15,906	11,029	12,179	(185)	8,421
Cash flow		**45,933**	56,149	45,143	30,504	22,458	23,791	13,880	25,513
Net earnings per unit	– basic	**0.30**	0.38	0.35	0.28	0.27	0.31	(0.01)	0.21
	– diluted	**0.29**	0.37	0.34	0.27	0.27	0.29	(0.01)	0.21
Cash flow per unit	– basic	**0.69**	0.86	0.70	0.54	0.56	0.60	0.34	0.64
	– diluted	**0.53**	0.78	0.64	0.52	0.53	0.56	0.34	0.63

[1] A loss was recorded in the period as a result of $6.3 million of transaction costs incurred relating to the transformation to a Trust.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust or at Esprit's web site at www.eee.ca.

READER'S ADVISORY

Certain comparative amounts have been reclassified to conform to current period presentation.

- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

CONSOLIDATED BALANCE SHEETS

unaudited (Stated in thousands of dollars)	Mar 31 2006	Dec 31 2005
ASSETS		
Current assets		
Accounts receivable	$ 29,565	$ 43,433
Prepaid expenses	6,323	7,684
	35,888	51,117
Property, plant and equipment, net	738,187	763,191
Goodwill	147,622	147,622
Deferred financing charges, net	3,744	3,933
	$ 925,441	$ 965,863
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 39,245	$ 61,954
Unitholder distributions payable	9,961	9,948
	49,206	71,902
Bank loan (Note 2)	135,231	144,239
Convertible debentures (Note 3)	93,964	93,866
Asset retirement obligations	24,838	24,059
Future income taxes	114,023	113,982
	417,262	448,048
Non-controlling interest (Note 4)	6,258	6,280
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 5)	618,222	617,862
Equity component of convertible debentures (Note 3)	2,090	2,090
Contributed surplus (Note 5)	2,938	2,638
Accumulated cash distributions (Note 7)	(143,991)	(114,125)
Retained earnings	22,662	3,070
Total unitholders' equity	501,921	511,535
	$ 925,441	$ 965,863

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

For the three months ended March 31
unaudited

(Stated in thousands of dollars, except per unit amounts)	2006	2005
Revenue		
Oil and gas	$ 87,600	$ 42,638
Royalties	(21,594)	(10,190)
Other income	891	–
	66,897	32,448
Expenses		
Operating	13,907	7,412
Depletion, depreciation and amortization	25,173	10,186
General and administrative	3,037	1,573
Interest and financing (Note 8)	3,688	884
Accretion of asset retirement obligation	438	193
Unit-based compensation	430	430
Other	–	17
	46,673	20,695
Earnings before income taxes and non-controlling interest	20,224	11,753
Income taxes		
Capital tax	310	96
Future	66	70
	376	166
Earnings before non-controlling interest	19,848	11,587
Non-controlling interest (Note 4)	256	558
Net earnings for the period	19,592	11,029
Retained earnings (deficit), beginning of period	3,070	(71,382)
Retained earnings (deficit), end of period	$ 22,662	$ (60,353)
Net earnings per unit – basic	0.30	0.27
– diluted	0.29	0.27

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31
unaudited
(Stated in thousands of dollars)

	2006	2005
OPERATIONS		
Net earnings for the period	$ 19,592	$ 11,029
Items not involving cash		
Depletion, depreciation and amortization	25,173	10,186
Unit-based compensation	430	430
Accretion of asset retirement obligation	438	193
Accretion of convertible debentures	98	–
Amortization of deferred financing charges	189	–
Future income taxes	66	70
Non-controlling interest	256	558
Asset retirement expenditures	(309)	(10)
	45,933	22,456
Changes in non-cash working capital from operations	(7,771)	(3,801)
	38,162	18,655
FINANCING		
Distributions	(29,866)	(16,892)
Change in unitholder distributions payable	13	12
(Decrease) increase in bank loans	(9,008)	6,291
Plan of arrangement costs and other	–	(115)
	(38,861)	(10,704)
INVESTMENTS		
Exploration and development expenditures	(15,428)	(10,454)
Property dispositions	16,000	(30)
Office equipment and other	(162)	(58)
Changes in non-cash working capital from investments	289	2,591
	699	(7,951)
Change in cash		
Cash, beginning of period		
Cash, end of period	$ –	$ –
Supplementary cash flow information		
Cash taxes paid	$ 480	$ 340
Interest paid	$ 1,766	$ 872

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
unaudited
(stated in thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures included below are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2005.

2. BANK LOAN

The Trust has a $280 million credit facility with a syndicate of five Canadian chartered banks. The credit agreement provides for an extendible revolving term and is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the quarter was approximately 4.5 percent (2005 – 3.6 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

3. CONVERTIBLE DEBENTURES

On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible extendible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31 in each year. Debentures have a face value of $1,000 and are convertible at the option of the holder at any time into fully paid Trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At March 31, 2006, the principal amount outstanding on the Debentures is $95.9 million.

The Debentures have been classified as debt net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders' equity. The debt portion will accrete up to the outstanding principal balance at maturity. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest cost are expensed within "Interest and financing" in the consolidated statement of earnings. If Debentures are converted into units, that portion of the value of the conversion feature within unitholders' equity will be reclassified to Trust units along with the principal amount converted.

The following table sets forth a reconciliation of the Debenture activity for the three-month period ended March 31, 2006:

($ thousands)	Debt Portion	Equity Portion	Total
Balance, December 31, 2005	$ 93,866	$ 2,090	$ 95,956
Accretion	98	–	98
Conversion to Trust units	–	–	–
Balance, March 31, 2006	$ 93,964	$ 2,090	$ 96,054

4. NON-CONTROLLING INTEREST

Upon the conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of the Company, rather than Trust units, if they so elected. Exchangeable shares of the Company are exchangeable at the option of the holder at any time, based on the exchange ratio, into Trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings. Upon conversion, that portion of the non-controlling interest represented by the exchangeable shares exchanged for Trust units is removed from the non-controlling interest and added to unitholders' capital. At March 31, 2006 there were 430,243 exchangeable shares outstanding which could be exchanged for 520,663 Trust units.

On October 1, 2007, the Trust will issue Trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio.

The following table summaries the changes in the non-controlling interest during the period:

($ thousands)	Mar 31, 2006	Dec 31, 2005
Non-controlling interest, beginning of period	$ 6,280	$ 15,731
Exchanged for Trust units	(278)	(11,879)
Current period net earnings attributable to non-controlling interest	256	2,428
Non-controlling interest, end of period	$ 6,258	$ 6,280

5. UNITHOLDERS' CAPITAL

(A) ISSUED AND OUTSTANDING

($ thousands, number of units - thousands)	Mar 31, 2006 Number of units	Mar 31, 2006 Amount	Dec 31, 2005 Number of units	Dec 31, 2005 Amount
Balance, beginning of period	66,358	$ 617,862	40,183	$ 298,726
Plan of Arrangement and trust unit issuance costs	–	–	–	(338)
Fair value of Trust units issued on acquisition of Resolute Energy Inc.	–	–	24,078	301,332
Units issued on conversion of exchangeable shares	44	278	1,797	12,521
Step purchase on exchangeable shares	–	(48)	–	1,406
Units issued on conversion of 6.5 percent convertible debenture	–	–	300	4,215
Units issued on exercising of performance units	11	–	–	–
Transfer to equity from contributed surplus	–	130	–	–
Conversion of post-arrangement entitlements to units	3	–	–	–
Balance, end of period	66,416	$ 618,222	66,358	$ 617,862

(B) PER UNIT AMOUNTS

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of convertible debentures and exchangeable shares using the "if-converted" method. The dilutive effect of performance units is included using the fair value method. An adjustment to the numerator of diluted earnings per share calculation was required to provide for the earnings ($0.2 million for the three-month period ended March 31, 2006) attributable to the non-controlling interest and the interest on the convertible debentures ($1.5 million for the three-month period ended March 31, 2006).

The following table summarizes the Trust units used in per unit calculations:

(number of units – thousands)	Three months ended Mar 31, 2006	2005
Weighted average number of units outstanding – basic	66,388	40,178
Effect of performance units	974	50
Trust units issuable on conversion of exchangeable shares	537	2,084
Trust units issuable on conversion of debentures	6,921	–
Weighted average number of units outstanding – diluted	74,820	42,312

(C) CONTRIBUTED SURPLUS

The following is a schedule outlining the components within contributed surplus:

(number of units – thousands)	Mar 31 2006	Dec 31 2005
Contributed surplus, beginning of period	$ 2,638	$ –
Unit based compensation	430	2,638
Conversion of performance units	(130)	–
Contributed surplus, end of period	$ 2,938	$ 2,638

6. UNIT BASED COMPENSATION PLAN

(number of units – thousands)	
Balance, December 31, 2005	465
Granted	584
Exercised	(11)
Cancelled	(58)
Balance, March 31, 2006	980

The Trust has implemented a Performance Unit Incentive Plan (the "Plan"). Under the Plan, the Trustees may grant up to five percent of the number of units outstanding (including Trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of a number of Trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust's performance relative to its peers.

The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. The fair value of the performance units granted for the three-month period ended March 31, 2006, was approximately $1.6 million. For the three-month period ended March 31, 2006, unit-based compensation expense of $0.4 million (2005 – $0.4 million) was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to equity when the units are ultimately issued.

7. DISTRIBUTIONS

The Trust pays distributions to the unitholders of record at the end of each month. Payments are made on the 15th day of the following month or the next business day where such date falls on a weekend or holiday. For the three-month period ended March 31, 2006, the Trust declared distributions of $0.15 per unit per month.

($ thousands, except per unit amounts)	Three months ended Mar 31, 2006	2005
Cash distributions	$ 29,866	$ 6,892
Accumulated cash distributions, beginning of period	114,125	16,788
Accumulated cash distributions, end of period	$ 143,991	$ 23,680
Cash distributions per unit[1]	$ 0.45	$ 0.42
Accumulated cash distributions per unit, beginning of period	2.13	0.42
Accumulated cash distributions per unit, end of period	$ 2.58	$ 0.84

[1] Represents the sum of the distributions declared on each trust unit during the period.

8. INTEREST AND FINANCING

The following is a schedule outlining the components within interest and financing charges:

($ thousands)	Three months ended Mar 31, 2006	2005
Interest on bank loans	$ 1,865	$ 884
Interest on Debentures	1,536	–
Amortization of Debenture Issue costs	189	–
Accretion on debt portion of Debentures	98	–
Total interest and financing charges	$ 3,688	$ 884

9. FINANCIAL INSTRUMENTS

(A) COMMODITY CONTRACTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place at March 31, 2006:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Average Price
AECO Fixed Price	12,500	Financial	April 1/06 – Oct. 31/06	$8.87
AECO Fixed Price	2,500	Physical	April 1/06 – Oct. 31/06	$9.05
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$7.50-10.10
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$8.00-10.25
AECO Collar	2,500	Financial	April 1/06 – Oct. 31/06	$9.50-13.00

Crude Contracts	Notional Volumes bbl/d	Type	Term	Price ($Cdn./bbl)
WTI Nymex Fixed Price - CAD	650	Financial	Nov. 1/05 - Oct. 31/08	$71.50

As at March 31, 2006, the Trust would have realized a gain of approximately $4.4 million (2005 – loss of approximately $2.9 million) had all commodity hedging contracts been closed out. At April 27, 2006 the gain that would have resulted from closing all of Esprit's contracts would be approximately $5.4 million.

(B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of accounts receivable, prepaid expenses, accounts payable and accrued liabilities and unitholder distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures outstanding at March 31, 2006, was approximately $103.5 million.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and natural gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Trust has no instruments in place at March 31, 2006, (2005 – Nil) to manage the foreign currency and interest rate exposures.

CORPORATE INFORMATION

BOARD OF TRUSTEES

OFFICERS AND SENIOR MANAGEMENT

Lisa Ciulka
Manager, Investor Relations

Patrick Connors
Vice President, Operations and Field Services

Jodi Gosling
Manager, Land

Michael Hawkings
Manager, Field Production Operations

James Hohol
Manager, Surface Land and Community Affairs

Chad Holowatuk
Manager, Reservoir Engineering

Gregory Jerome
Vice President, Finance and Corporate Secretary

Marian Kanik-Basilis
Manager, Business Development and Planning

Heather Kinghorn
Supervisor, Production Accounting

Doug MacArthur
General Manager, Production Operations

David Martin
Manager. Operations Accounting

Denis McGrath
Vice President, Land and Joint Ventures

Paul Myers
Executive Vice President and Chief Operating Officer

James Noval
Manager, Geology and Geophysics

Doug Phillips
General Manager, Joint Ventures

Sherry Roen
Supervisor, Human Resources

Stephen Savidant
President and Chief Executive Officer

Rick Shave
Manager, Information Services

Stephen Soules
Executive Vice President and Chief Financial Officer

Mary Jo Spence
Manager, Environment, Health and Safety

Michael St. Clair
Vice President, Risk Management and Marketing

[1] Member of the Audit Committee
[2] Member of the Human Resources and Corporate Governance Committee
[3] Chairman of the Board of Trustees and ex. officio member of the Audit Committee and the Human Resources and Corporate Governance Committee

CONVERSION

All calculations converting natural gas to crude oil equivalent have been made using the ratio of six mcf of natural gas to one barrel of crude oil equivalent.

HEAD OFFICE

900, 606 - 4th Street S.W.
Calgary, Alberta
T2P 1T1
Telephone: (403) 213-3700
Investor Relations: 1-888-213-3713
Facsimile: (403) 213-3710

FIELD OFFICE

Olds Gas Plant
RR#4, Site 3, Box 13
Olds, Alberta
T4H 1T8
Telephone: (403) 556-3424
Facsimile: (403) 556-6633

AUDITORS

KPMG LLP
Calgary, Alberta

PRINCIPAL SOLICITOR

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Nova Scotia
National Bank of Canada
Royal Bank of Canada

INDEPENDENT RESERVES EVALUATOR

GLJ Petroleum Consultants
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario
Telephone: 1-800-564-6253

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbols: EEE.UN and EEE.DB

WEBSITE

www.eee.ca



ESPRIT ENERGY TRUST | 900-606 4TH STREET S.W. | CALGARY | ALBERTA | T2P 1T1
T: 403.213.3700 | F: 403.213.3710 | WWW.EEE.CA